Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

July 30, 2015

by and among

AMR HOLDCO, INC.,

RANCH MERGER SUB, INC.,

WP ROCKET HOLDINGS INC.

and

FORTIS ADVISORS LLC

i

4.13.	Employee Matters and Company Benefit Plans	35
4.14.	Labor Relations	38
4.15.	Taxes	38
4.16.	Brokers’ Fees	40
4.17.	Insurance	40
4.18.	Licenses, Permits and Authorizations	40
4.19.	Real Property	41
4.20.	Intellectual Property	41
4.21.	Environmental Matters	43
4.22.	Absence of Changes	43
4.23.	Affiliated Transactions	43
4.24.	Solvency	43
4.25.	Payor Participation	43
4.26.	Privacy and Security Compliance	44
4.27.	Health Care Laws	45
4.28.	Additional Health Care Matters	45
4.29.	Anti-Corruption and Trade Controls	46
4.30.	Corporate Integrity Agreement	47
4.31.	Receivables	47
4.32.	No Additional Representations and Warranties	47

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		47

5.1.	Corporate Organization	47
5.2.	Due Authorization	48
5.3.	No Conflict	48
5.4.	Litigation and Proceedings	48
5.5.	Governmental Consents	48
5.6.	Financial Ability	49
5.7.	Brokers’ Fees	49
5.8.	Solvency; Surviving Corporation After the Merger	50
5.9.	No Outside Reliance	50
5.10.	Acquisition of Interests for Investment	50

ARTICLE VI. COVENANTS OF THE COMPANY		51

6.1.	Conduct of Business	51
6.2.	Inspection	53
6.3.	HSR Act	54
6.4.	Cooperation with Financing	55
6.5.	Shareholder Approvals	59
6.6.	FIRPTA Certificate	60
6.7.	280G	60
6.8.	Termination of 401(k) Plan	60
6.9.	Exclusive Dealing	60
6.10.	Joint Venture	61

ARTICLE VII. COVENANTS OF BUYER		61

7.1.	HSR Act and Regulatory Approvals	61
7.2.	Indemnification and Insurance	62
7.3.	Employment Matters	64
7.4.	Committed Financing	65
7.5.	Retention of Books and Records	67
7.6.	Contact with Customers and Suppliers	67

ARTICLE VIII. JOINT COVENANTS		67

8.1.	Support of Transaction	67
8.2.	Delivery of Agreements	68
8.3.	Further Assurances	68
8.4.	Tax Matters	68
8.5.	HSR Act and Regulatory Approvals	69

ARTICLE IX. CONDITIONS TO OBLIGATIONS		70

9.1.	Conditions to Obligations of Buyer, Merger Sub and the Company	70
9.2.	Conditions to Obligations of Buyer and Merger Sub	70
9.3.	Conditions to the Obligations of the Company	71
9.4.	Waiver of Conditions; Frustration of Conditions	71

ARTICLE X. TERMINATION/EFFECTIVENESS		72

10.1.	Termination	72
10.2.	Effect of Termination	73

ARTICLE XI. HOLDER REPRESENTATIVE		74

11.1.	Designation and Replacement of Holder Representative	74
11.2.	Authority and Rights of the Holder Representative; Limitations on Liability	74
11.3.	Advisory Group; Indemnification	75
11.4.	Holder Allocable Expenses	76

ARTICLE XII. INDEMNIFICATION		76

12.1.	Survival of Representations, Warranties and Covenants	76
12.2.	Indemnification	77
12.3.	Indemnification Claim Procedures	78
12.4.	Limitations on Indemnification Liability	79
12.5.	Mitigation of Damages	83
12.6.	Indemnification Sole and Exclusive Remedy	83
12.7.	Release of Indemnity Escrow	84

ARTICLE XIII. MISCELLANEOUS		85

13.1.	Waiver	85
13.2.	Notices	85
13.3.	Assignment	87
13.4.	Rights of Third Parties	87
13.5.	Expenses	87
13.6.	Governing Law	87
13.7.	Captions; Counterparts	88
13.8.	Schedules and Annexes	88
13.9.	Entire Agreement	88
13.10.	Amendments	88
13.11.	Publicity	89
13.12.	Severability	89
13.13.	Jurisdiction; WAIVER OF JURY TRIAL	89
13.14.	Enforcement	90
13.15.	Non-Recourse	91
13.16.	Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege	91

Schedules

Schedule 1.1(a)	Credit Documents

Schedule 1.1(b)	Designated Management Members

Schedule 1.1(c)	Closing Statement Methodology

Schedule 1.1(d)	Permitted Liens

Schedule 1.1(e)	Specified Matter

Schedule 1.1(f)	Transaction Payments

Schedule 4.2	Subsidiaries

Schedule 4.4	No Conflict

Schedule 4.5	Governmental Authorities; Consents

Schedule 4.6(a)	Capitalization of the Company

Schedule 4.6(b)	Holder Information

Schedule 4.6(c)	Warrants, Rights and Securities Convertible to Company Stock

Schedule 4.7	Capitalization of Subsidiaries

Schedule 4.8	Financial Statements

Schedule 4.9	Undisclosed Liabilities

Schedule 4.10	Litigation and Proceedings

Schedule 4.11	Legal Compliance

Schedule 4.12(a)	Contracts

Schedule 4.12(b)	No Defaults

Schedule 4.13	Employee Matters and Company Benefit Plans

Schedule 4.13(b)	Modification of Company Benefit Plans

Schedule 4.13(d)(A)	Multiemployer Plans

Schedule 4.13(d)(B)	Contributions to Multiemployer Plan

Schedule 4.13(e)	Benefit Liabilities

Schedule 4.13(h)	Effect on Company Benefit Plans

Schedule 4.13(i)	Key Employees

Schedule 4.14(a)	Labor Relations

Schedule 4.14(b)	Compliance with Labor Law

Schedule 4.15	Taxes

Schedule 4.15(h)	Tax Reserve

Schedule 4.16	Brokers’ Fees

Schedule 4.17	Insurance

Schedule 4.18	Licenses, Permits and Authorizations

Schedule 4.19(a)	Owned Real Property

Schedule 4.19(b)	Leased Real Property

Schedule 4.20	Intellectual Property

Schedule 4.21	Environmental Matters

v

Schedule 4.22	Absence of Changes

Schedule 4.23	Affiliate Matters

Schedule 4.24	Solvency

Schedule 4.25(b)	Payor Participation Denial of Claims

Schedule 4.25(c)	Payor Participation Claims

Schedule 4.28(a)	Additional Healthcare Matters

Schedule 4.30	Corporate Integrity Agreement

Schedule 5.3	No Conflict

Schedule 5.5	Governmental Authorities; Consents

Schedule 5.7	Brokers’ Fees

Schedule 6.1	Conduct of Business

Schedule 6.1(a)(x)	Capital Expenditure Budget

Schedule 10.1(f)	Shareholder Joinder Agreement Holders

ANNEXES

Annex A	—	Guaranty
Annex B	—	Certificate of Incorporation
Annex C	—	Letter of Transmittal
Annex D	—	Shareholder Joinder Agreement
Annex E	—	Company Closing Certificate
Annex F	—	Buyer Closing Certificate

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of July 30, 2015, is entered into by and among AMR HoldCo, Inc., a Delaware corporation (“Buyer”), Ranch Merger Sub, Inc., a Delaware corporation and a wholly-owned direct Subsidiary of Buyer (“Merger Sub”), WP Rocket Holdings Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the initial Holder Representative hereunder.  Buyer, Merger Sub, the Company and the Holder Representative are referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the respective boards of directors of Buyer, Merger Sub and the Company have approved and declared advisable the Merger (as defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, in order to induce the Company to enter into this Agreement, simultaneously with the execution of this Agreement, Envision Healthcare Holdings, Inc. (the “Guarantor”) has delivered to the Company a guaranty in the form attached hereto as Annex A (the “Guaranty”), pursuant to which the Guarantor has agreed to guarantee the obligations of Buyer hereunder; and

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the Common Share Holders and Preferred Share Holders (each, as defined below).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Buyer, Merger Sub, the Company and the Holder Representative agree as follows:

ARTICLE I.
CERTAIN DEFINITIONS

1.1.             Definitions.  As used herein, the following terms shall have the following meanings:

“AAA” has the meaning specified in Section 3.4(b).

“Account Servicers” has the meaning specified in Section 3.13(a).

“Accounts Receivable Adjustment” has the meaning specified in Section 3.13(d).

“Accounts Receivable Threshold” means $89,000,000.

“Acquisition Transaction” has the meaning specified in Section 6.9.

“Action” means any lawsuit, claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding at law or equity or investigation by or before any Governmental Authority.

“Additional Efforts Notice” has the meaning specified in Section 3.13(c).

“Adjusted Merger Consideration” has the meaning specified in Section 3.1(f).

“Adjustment Amount” has the meaning specified in Section 3.4(c).

“Adjustment Escrow Amount” means an amount equal to $5,000,000.

“Adjustment Escrow Funds” means, at any given time after the Closing, the funds remaining in one or more accounts in which the Escrow Agent has deposited, in accordance with the Escrow Agreement, the Adjustment Escrow Amount, including any amounts of income actually earned and remaining therein.

“Advisory Group” has the meaning specified in Section 11.3.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.  The term “control” (including derivations thereof) means (a) the possession, directly or indirectly, of the power to vote 50% or more of the equity securities of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.  For the avoidance of doubt, following the Closing, Affiliates of Buyer shall include the Company (in its capacity as the Surviving Corporation) and its Subsidiaries.

“Aggregate Fully-Diluted Common Shares” means (i) the aggregate number of Common Shares held by all Common Share Holders (for the avoidance of doubt, excluding Dissenting Shares) immediately prior to the Effective Time, plus (ii) the aggregate number of Dissenting Shares immediately prior to the Effective Time, plus (iii) the aggregate number of Phantom Common Shares held by all Holders.

“Agreement” has the meaning specified in the preamble hereto.

“Alternative Financing” has the meaning set forth in Section 7.4.

“Audited Financial Statements” has the meaning specified in Section 4.8.

“Auditor” has the meaning specified in Section 3.4(b).

“Base Purchase Price” has the meaning specified in Section 3.1(d).

“Basket Amount” has the meaning specified in Section 12.4(b).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Buyer” has the meaning specified in the preamble hereto.

“Buyer 401(k) Plan” means one of the 401(k) plans sponsored by Buyer or one of its Affiliates.

“Buyer Cure Period” has the meaning specified in Section 10.1(d).

“Buyer Indemnified Parties” has the meaning specified in Section 12.2(a).

“Cancelled Common Shares” has the meaning specified in Section 3.1(b).

“Cancelled Preferred Shares” has the meaning specified in Section 3.1(a).

“Cancelled Shares” has the meaning specified in Section 3.1(b).

“Cash” of any Person as of any date means the cash and cash equivalents and deposits required to be reflected as cash and cash equivalents and deposits on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with Section 3.4(a).

“Cash Per Fully-Diluted Common Share” has the meaning specified in Section 3.1(e).

“Certificate of Merger” has the meaning specified in Section 2.1(a).

“Certificates” has the meaning specified in Section 3.2(b).

“Closing” has the meaning specified in Section 2.3.

“Closing Date” has the meaning specified in Section 2.3.

“Closing Date Accounts Receivable” has the meaning specified in Section 3.13(d).

“Closing Date Cash” has the meaning specified in Section 3.4(a).

“Closing Date Indebtedness” has the meaning specified in Section 3.4(a).

“Closing Date Net Working Capital” has the meaning specified in Section 3.4(a).

“Closing Date Outstanding Company Expenses” has the meaning specified in Section 3.4(a).

“Closing Statement” has the meaning specified in Section 3.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collection Assumption” has the meaning specified in Section 3.13(c).

“Committed Financing” has the meaning specified in Section 5.6.

“Committed Financing Sources” means the Persons (including the Lenders) that have committed to provide, underwrite, arrange, initial purchase or have otherwise entered into agreements in connection with the Committed Financing or alternative debt financings in connection with the transactions contemplated hereby, including any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Committed Financing and their successors and assigns.

“Common Share Holders” means all Persons who hold Common Shares immediately prior to the Effective Time.

“Common Shares” has the meaning specified in Section 3.1(b).

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company” has the meaning specified in the preamble hereto.

“Company 401(k) Plan” has the meaning specified in Section 6.8.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Charter” means the Certificate of Incorporation of the Company, as amended, and as supplemented by applicable certificates of designations, in effect as of the Effective Time.

“Company Cure Period” has the meaning specified in Section 10.1(c).

“Company Related Person” means any current or former director, officer or employee of the Company or any of its Subsidiaries or any Holder (or director, officer, shareholder, partner, manager or employee thereof).

“Company Restricted Shares” means the shares of restricted Series B Preferred Stock and Common Stock granted under any Company equity incentive plan.

“Company Stockholder Approval” has the meaning specified in Section 4.3.

“Confidentiality Agreement” has the meaning specified in Section 13.9.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Continuing Employees” has the meaning specified in Section 7.3(a).

“Contracts” means any written contract or other legally binding agreement, commitment, understanding or arrangement.

“Corporate Integrity Agreement” means the Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Rural/Metro Corporation, effective date, June 15, 2012.

“Credit Documents” means the Contracts listed on Schedule 1.1(a).

“Damages” means all losses, damages and other costs and expenses (including reasonable attorneys’ fees and expenses and reasonable expenses of other professionals).

“Data” has the meaning specified in Section 4.26(b).

“Debt Commitment Letter” has the meaning specified in Section 5.6.

“Debt Documents” has the meaning specified in Section 7.4.

“Debt Fee Letter” has the meaning specified in Section 5.6.

“Deficit Amount” has the meaning specified in Section 3.4(d).

“Designated Management Member” means the individuals set forth on Schedule 1.1(b).

“Designated Person” has the meaning specified in Section 13.16(a).

“Determination Date” has the meaning specified in Section 3.4(b).

“DGCL” has the meaning specified in the recitals.

“Dissenting Shares” has the meaning specified in Section 3.1(b).

“Effective Time” has the meaning specified in Section 2.3.

“Environmental Laws” means all Laws, relating to pollution, the preservation or protection of the environment or natural resources, the protection of employee health and safety, or the use, generation, handling, treatment, storage, transportation, processing, disposal or release of, or exposure to, Hazardous Materials.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under section 414 of the Code.

“Escrow Agent” has the meaning specified in Section 3.2(c).

“Escrow Agreement” has the meaning specified in Section 3.2(c).

“Estimated Closing Date Cash” has the meaning specified in Section 3.3.

“Estimated Closing Date Indebtedness” has the meaning specified in Section 3.3.

“Estimated Closing Date Net Working Capital” has the meaning specified in Section 3.3.

“Estimated Closing Statement” has the meaning specified in Section 3.3.

“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (i) Estimated Closing Date Net Working Capital, minus (ii) $19,000,000.

“Estimated Outstanding Company Expenses” has the meaning specified in Section 3.3.

“Excess Payment” shall have the meaning set forth in the WP Rocket Holdings Inc. Retention and Transaction Bonus Plan, as amended.

“Excess Receivable Amount” has the meaning specified in Section 3.13(b).

“Excess Receivable Fund” has the meaning specified in Section 3.13(b).

“Existing Representation” has the meaning specified in Section 13.16(a).

“Expense Fund” has the meaning specified in Section 11.4.

“Financial Statements” has the meaning specified in Section 4.8.

“Financing” has the meaning specified in Section 6.4.

“Fundamental Representations” has the meaning specified in Section 9.2(a).

“Funding Amount” has the meaning specified in Section 3.2(a).

“GAAP” has the meaning set forth in Section 1.2(g).

“Government Official” means any (i) officer, employee, or other individual acting for or on behalf of any Governmental Authority or public international organization, or (ii) holder of or candidate for public office, political party, or official thereof or member of a royal family, or any other individual acting for or on behalf of the foregoing.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality (including any state-controlled enterprise), court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Governmental Programs” has the meaning specified in Section 4.25(a).

“Guarantor” has the meaning specified in the Recitals hereto.

“Guaranty” has the meaning specified in the Recitals hereto.

“Hazardous Material” means any substance, material or waste that is listed, classified or regulated as “toxic”, “hazardous”, or “radioactive”, or as a pollutant or contaminant, or words of similar meaning or effect under applicable Environmental Law.

“Health Care Laws” has the meaning specified in Section 4.27.

“HIPAA Requirement” has the meaning specified in Section 4.26(a).

“Holder Allocable Expenses” has the meaning specified in Section 3.5.

“Holder Representative” has the meaning specified in Section 11.1.

“Holder Representative Engagement Letter” means that certain letter agreement dated July 30, 2015, by and between Fortis Advisors LLC and the other parties thereto providing for the engagement of Fortis Advisors LLC as the initial Holder Representative hereunder.

“Holder Representative Expenses” has the meaning specified in Section 11.3.

“Holder Representative Group” has the meaning specified in Section 11.3.

“Holders” means all Persons who hold Common Shares, Preferred Shares or any other shares of capital stock of the Company, or who hold Phantom Common Shares or Phantom Series B Shares (individually, a “Holder”).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person as of any date means all (a) indebtedness of such Person and its consolidated Subsidiaries for borrowed money (together with accrued and unpaid interest, make whole payments and premiums, successor fees, prepayment penalties and other amounts due on payment thereon), (b) indebtedness in respect of amounts drawn under letters of credit and bankers’ acceptances, (c) indebtedness arising out of any interest rate, currency or other hedging arrangements, (d) deferred purchase price obligations, including “earn-outs” and “seller notes” payable with respect to the acquisition of any business, assets or securities, but excluding any trade payables and accrued expenses arising in the ordinary course of business and (e) obligations under leases required to be capitalized under GAAP to the extent such obligations exceed $4,000,000 in the aggregate; provided, however, that Indebtedness shall not include (i) undrawn letters of credit and reimbursement obligations in respect of undrawn letters of credit or bankers’ acceptances or (ii) any liabilities related to inter-company debt between the Company and one or more of its Subsidiaries.

“Indemnification Claim” has the meaning specified in Section 12.3(a).

“Indemnification Obligation” has the meaning specified in Section 7.2(c).

“Indemnified Party” has the meaning specified in Section 12.3(a).

“Indemnified Person” has the meaning specified in Section 7.2(c).

“Indemnitor” means the Party required to provide indemnification pursuant to Section 12.2; provided, however, that solely for the purposes of Sections 12.3 and 12.4, the Holder Representative shall be considered the Indemnitor with respect to claims for indemnification pursuant to Section 12.2(a) (it being understood that such status as an Indemnitor is solely for the purpose of providing the Holder Representative with the right (i) to control the defense and settlement of any Action giving rise to an Indemnification Claim pursuant to Section 12.2(a) and (ii) to engage in discussions, negotiations, and other dispute resolution with the applicable Indemnified Party regarding the Indemnification Claim, and such status shall not obligate the Holder Representative to provide any indemnification or otherwise impose any liability on the Holder Representative).

“Indemnity Escrow Cap” means an amount equal to $46,500,000.

“Indemnity Escrow Funds” means, at any given time after the Closing, the funds remaining in one or more accounts in which the Escrow Agent has deposited, in accordance with the Escrow Agreement, the funds received pursuant to Section 3.4(d) and Section 3.13, including any amounts of income actually earned and remaining therein.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Information Statement” has the meaning specified in Section 6.5(b).

“Intellectual Property” means any of the following, in any jurisdiction: (i) patents and patent applications; (ii) registered and unregistered trademarks, service marks and trade names, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks; (iii) registered and unregistered copyrights, and applications for registration of copyright; (iv) internet domain names; (v) trade secrets, know-how and other proprietary rights; (vi) rights in computer software; and (vii) any other intellectual property rights.

“Interim Financial Statements” has the meaning specified in Section 4.8.

“Interim Period” has the meaning specified in Section 6.1(a).

“IT Systems” means the hardware, software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by the Company or any of its Subsidiaries.

“Knowledge” means the actual knowledge, after due inquiry to such person’s direct reports, in the case of the Company, of Scott Bartos, Jay Burkett, Sven Johnson, Greg James, Mark Lashley, Susie Bosch, Brandy Miller, Danelle Kelling, Jennifer Holsman-Tetreault and Bryan Rotella, and in the case of all other Persons, of any of such Person’s executive officers.

For the avoidance of doubt, none of the Knowledge parties, in their capacity as such, shall have any personal liability under this Agreement or the transactions contemplated hereby.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or any of its Subsidiaries, the lease of which may not be terminated by the Company or its Subsidiaries, at will or by giving notice of 90 days or less, without cost or penalty and provides for annual rental payments in excess of $100,000.

“Lenders” has the meaning specified in Section 5.6.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Liquidation Preference”, with respect to each class of Preferred Stock, has the meaning specified in the Company Charter.

“L&W” has the meaning specified in Section 13.16(a).

“Majority Holders” has the meaning specified in Section 11.1.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company or any of its Subsidiaries, disrupt, disable, harm, interfere with the operation of or install itself within or on any software, computer data, network memory or hardware.

“Management Equity Compensation” has the meaning specified in Section 3.12.

“Marketing Materials” has the meaning specified in Section 6.4.

“Marketing Period” shall mean, subject to the penultimate sentence of Section 7.4, the first period of 20 consecutive calendar days after the date hereof throughout and at the end of which Buyer shall have the Required Information from the Company and the conditions set forth in Sections 9.1 and 9.2 shall be satisfied (not including conditions which by their nature are satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 9.1 and 9.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive calendar day period; provided that (i) if the Marketing Period has not been completed on or prior to August 21, 2015, the Marketing Period shall commence no earlier than September 8, 2015, (ii) November 26, 2015 to November 29, 2015 shall be disregarded for purposes of calculating such 20 consecutive calendar day period, (iii) if the Marketing Period has not been completed on or prior to December 22, 2015, the Marketing Period shall commence no earlier than January 4, 2016 and (iv) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period, (a) KPMG LLP shall have withdrawn its audit opinion with respect to any of the annual financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by KPMG LLP or another nationally-recognized independent public accounting firm or (b) the Company or any of its Subsidiaries restates or the board of directors of the Company or any of its Subsidiaries has determined to restate any financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the board of directors of the Company or any of its Subsidiaries subsequently concludes that no restatement shall be required in accordance with GAAP.

“Material Adverse Effect” means, (i) with respect to the Company (A) any event, occurrence, fact, condition, circumstance, development or change that has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, that has occurred and is continuing; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of the Company: (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity or market conditions generally (including any changes in credit, financial, commodities, securities or banking markets) to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement or the transactions contemplated thereby, including losses or threatened losses of employees, customers, vendors, distributors or others having relationships with the Company or its Subsidiaries, (d) any change generally affecting any of the industries in which the Company or any of its Subsidiaries operates or the economy as a whole to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants, (e) the compliance with the express terms of this Agreement or any action taken or not taken at the written request of Buyer or Merger Sub or as expressly required by this Agreement (other than the Company’s obligation to operate its business in the ordinary course and substantially in accordance with past practice), (f) any natural disaster, (g) any acts of terrorism, sabotage or war or the outbreak or escalation of hostilities, weather conditions, change in geopolitical conditions or other force majeure events to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants of comparable size, scope and geographic operations as the Company, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections or forecasts, (i) any matter related to the Company or its Subsidiaries’ accounts receivable collections or policies and practices related thereto, (j) any event, occurrence, fact, condition, circumstance, development or change arising from, relating to, discovered from or developing as a result of the Company’s compliance with Section 6.4(b), Section 6.4(c), Section 6.4(d), Section 6.4(e) or the last paragraph of Section 6.4 or (k) any matters arising from, relating to or resulting due to the adoption or implementation of the 10th revision of the International Statistical Classification of Diseases and Related Health

Problems; provided, that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); provided, further, that in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur, there shall be taken into account any right to insurance or indemnification available to the Company or any of its Subsidiaries, or (B) a material adverse effect on the ability of the Company, in a timely manner, to enter into, perform its obligations under, or to consummate the transactions contemplated by, this Agreement, and (ii) with respect to Buyer or Merger Sub, a material adverse effect on the ability of Buyer or Merger Sub, in a timely manner, to enter into, to perform its obligations under, or to consummate the transactions contemplated by, this Agreement.

“Medicare and Medicaid Programs” has the meaning specified in Section 4.25(a).

“Merger” has the meaning specified in Section 2.1(a).

“Merger Consideration” has the meaning specified in Section 3.1(d).

“Merger Sub” has the meaning specified in the preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.13(d).

“Net Merger Consideration” means the Merger Consideration less the Adjustment Escrow Amount less the Accounts Receivable Adjustment, as available to be distributed to Holders.

“Net Working Capital” means (without duplication), with respect to the Company and its Subsidiaries at any given time, the aggregate value (expressed as a positive or negative number) of the current assets of the Company and its Subsidiaries minus the current liabilities of the Company and its Subsidiaries, in each case, determined in accordance with the accounting practices, principles, policies, judgments and methodologies set forth on Schedule 1.1(c); provided, that Net Working Capital shall (i) exclude Cash, Outstanding Company Expenses and Indebtedness, (ii) include current Taxes payable (including any payroll Taxes arising in connection with the Closing that are not treated as Transaction Payments) and current Tax assets, but exclude all deferred Tax liabilities and all deferred Tax assets and (iii) exclude the current portion of any liabilities related to leases required to be capitalized under GAAP.

“OFAC” has the meaning specified in Section 4.29(c).

“Opco” has the meaning specified in Section 4.8.

“Other Indemnitors” has the meaning specified in Section 7.2(c).

“Outside Date” has the meaning specified in Section 10.1(c).

“Outstanding Company Expenses” has the meaning specified in Section 3.6.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries.

“Party” has the meaning specified in the preamble hereto.

“Paying Agent” has the meaning specified in Section 3.2(a).

“Paying Agent Agreement” has the meaning specified in Section 8.2.

“Pending Claim” has the meaning specified in Section 12.7.

“Per-Claim Basket” has the meaning specified in Section 12.4(b).

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens (a) with respect to any amounts not yet due and payable or (b) which are being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate accruals or reserves have been either established on the Audited Financial Statements or are in accordance with GAAP, (ii) Liens for Taxes (a) not yet delinquent or (b) which are being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate accruals or reserves have been either established on the Audited Financial Statements or are in accordance with GAAP, (iii) Liens securing rental payments under capital lease agreements, (iv) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property, or (C) do not materially interfere with the present uses of such real property, (v) to the extent terminated in connection with the Closing, Liens securing payment, or any other obligations, of the Company or its Subsidiaries with respect to Indebtedness, (vi) Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, (vii) Liens referred to in the Financial Statements and (viii) Liens described on Schedule 1.1(d).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Phantom Common Share” means the contractual right to receive payment based on the value of a share of Common Stock.

“Phantom Series B Agreement” means that certain Executive Severance Agreement set forth on Schedule 4.13 and designated as the Phantom Series B Agreement, as amended.

“Phantom Series B Liquidation Preference” means the Liquidation Preference of the Series B Preferred Stock at any time, as if such Phantom Series B Share were an outstanding share of Series B Preferred Stock at the Effective Time.

“Phantom Series B Share” means the contractual right to receive payment based on the value of a share of Series B Preferred Stock.

“PIK Dividends”, with respect to each applicable class of Preferred Stock, has the meaning specified in the Company Charter.

“Post-Closing Matter” has the meaning specified in Section 13.16(a).

“Post-Closing Payment Allocation” means, in respect of each release or payment to the Holders in accordance with Sections 3.4(d), 3.13, 11.2 or 12.7, (i) for each Holder of Preferred Stock or Phantom Series B Shares that did not receive full payment of the outstanding Preferred Payout pursuant to Section 3.1(e)(i), an aggregate amount up to the amount of the Adjusted Merger Consideration for each share of unpaid Preferred Stock or unpaid Phantom Series B Share, as applicable, in the priority and manner as set forth in the Company Charter and the Phantom Series B Agreement, and (ii) for each Holder of Common Shares or Phantom Common Shares, the amount of such release or such payment remaining after such repayment pursuant to the allocation provided for in clause (i) of this definition (which shall, for the avoidance of doubt, be zero until such time as all outstanding Liquidation Preferences or Phantom Series B Liquidation Preferences have been paid), multiplied by the ratio (expressed as a percentage) equal to (x) the number of Common Shares and/or Phantom Common Shares held by such Person immediately prior to the Effective Time, divided by (y) the Aggregate Fully-Diluted Common Shares.  Notwithstanding the foregoing, no Post-Closing Payment Allocation shall be made to any Designated Management Member until such time as the aggregate Post-Closing Payment Allocation such Designated Management Member would have received without the application of this sentence exceeds the amount of such Designated Management Member’s Excess Payment.  Any amounts withheld pursuant to the previous sentence shall be applied to the Post-Closing Payment Allocation payable to all other Holders in accordance with this definition.

“Post-Closing Representations” has the meaning specified in Section 13.16(a).

“Pre-Closing Accounts Receivable” has the meaning specified in Section 3.13(a).

“Pre-Closing Designated Persons” has the meaning specified in Section 13.16(b).

“Pre-Closing Privileges” has the meaning specified in Section 13.16(b).

“Preferred Payout” has the meaning specified in Section 3.1(e)(i).

“Preferred Share” has the meaning specified in Section 3.1(a).

“Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, collectively.

“Preferred Stockholder Approvals” has the meaning specified in Section 4.3.

“Private Programs” has the meaning specified in Section 4.25(a).

“Registered IP” has the meaning specified in Section 4.20(a).

“Regulatory Consent Authority” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or Governmental Authorities whose consents are listed on Schedule 4.5, as applicable.

“Regulatory Efforts” has the meaning specified in Section 8.5(a).

“Relevant Persons” has the meaning specified in Section 4.29(a).

“Remedies Exception” has the meaning set forth in Section 4.3.

“Reorganization Claim” has the meaning set forth in Section 12.2(a).

“Reorganization Plan” means the First Amended Joint Chapter 11 Plan of Reorganization for Rural/Metro Corporation and its Affiliated Debtors dated October 31, 2013, confirmed by the United States Bankruptcy Court on December 17, 2013, as amended.

“Representatives” means a Person’s officers, directors, employees, stockholders, Affiliates, agents, attorneys, accountants, advisors and other authorized representatives retained by such Person.

“Required Information” shall mean all documents and information set forth in Sections 6.4(a)(i), (ii) and (iii).

“Retention Amount” has the meaning specified in Section 3.13(b)(i).

“SEC” means the U.S. Securities and Exchange Commission.

“Second Request” has the meaning specified in Section 8.5(a).

“Securities Act” has the meaning set forth in Section 5.10.

“Seller Indemnified Parties” has the meaning specified in Section 12.2(b).

“Series A Preferred Stock” means the 15% Senior Redeemable Preferred Stock of the Company.

“Series B Preferred Stock” means the Class B Redeemable Preferred Stock of the Company.

“Series C Preferred Stock” means the 19.50% Class C Senior Redeemable Preferred Stock of the Company.

“Series D Preferred Stock” means the 25.00% Class D Senior Redeemable Preferred Stock of the Company.

“Shareholder Approvals” has the meaning specified in Section 4.3.

“Shareholder Joinder Agreements” means the agreements in the form attached hereto as Annex D under which Holders signatory thereto shall have joined this Agreement for purposes of the indemnification provisions set forth in Article XII.

“Solvent” means, with respect to any Person, at any time, that:

(a)           the fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s liabilities;

(b)           such Person shall be able to pay its debts and obligations in the ordinary course of business as they become due; and

(c)           such Person shall have adequate capital to carry on its businesses.

“Specified Matter” means the matters described on Schedule 1.1(e).

“Standard Offer Letters” has the meaning specified in Section 4.13(a).

“Stockholders Agreement” means that certain Stockholders’ Agreement, dated December 31, 2013, by and among the Company and the stockholders party thereto, as amended.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Survival Expiration Date” has the meaning specified in Section 12.1.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Surviving Provisions” has the meaning specified in Section 10.2(a).

“Tax Benefit” has the meaning specified in Section 12.4(c)(i).

“Tax Contest Claim” has the meaning specified in Section 8.4(a).

“Tax Returns” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other tax (including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, and estimated tax) and any interest, penalty, or addition with respect thereto.

“Terminating Buyer Breach” has the meaning specified in Section 10.1(d).

“Terminating Company Breach” has the meaning specified in Section 10.1(c).

“Transaction Payments” means, other than any Management Equity Compensation otherwise payable in accordance with the terms of this Agreement, all bonuses, change of control, transaction, retention, severance (but only the severance listed on Schedule 1.1(f) and any other severance that becomes due as a result of actions taken by the Company at or prior to the Closing) and other similar payments to current or former employees, directors, officers or consultants of the Company and its Subsidiaries that the Company or any of its Subsidiaries pays or becomes obligated to pay in connection with the consummation of the Merger or otherwise in connection with this Agreement or the transactions contemplated hereby, plus the employer portion of any employment taxes due in connection with any such payments or the Management Equity Compensation (including any vesting of Company Restricted Shares), in each case, whether or not paid prior to the Effective Time.  Without limiting the foregoing, each payment set forth on Schedule 1.1(f), and the employer portion of any associated employment taxes, is a Transaction Payment.

“Transfer Taxes” has the meaning specified in Section 13.5.

1.2.             Construction.

(a)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” and “Annex” refer to the specified Article, Section, Schedule or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including, without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)           Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)           Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)           The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e)           Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)            The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(g)           All accounting terms used herein and not expressly defined herein shall have the meanings given to them under United States generally accepted accounting principles, consistently applied (“GAAP”).

ARTICLE II.
THE MERGER; CLOSING

2.1.             The Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, Buyer, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company effective as of the Effective Time, with the Company being the surviving corporation (the “Merger”).  The Merger shall be consummated at the Effective Time in accordance with this Agreement and the applicable provisions of the DGCL and shall be evidenced by a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware.

(b)           Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL as a wholly-owned direct Subsidiary of Buyer.

2.2.             Effects of the Merger.  At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.  Without limiting the foregoing, the Surviving Corporation shall thereupon and thereafter possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations.

2.3.             Closing; Effective Time.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, at 10:00 a.m. Eastern Time on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Buyer and the Company may mutually agree in writing; provided, that if the Marketing Period has not ended as of such time, the Closing shall instead occur on the earlier of (a) a date during the Marketing Period specified by Buyer on not less than two (2) Business Days’ written notice to the Company and (b) the third (3rd) Business Day following the final day of the Marketing Period; provided, further, that if the consents of Governmental Authorities listed on Schedule 4.5 have not been obtained on the date immediately prior to the date the Closing otherwise would have occurred pursuant to this Section 2.3, the Closing shall instead occur on the earlier of (x) the third (3rd) Business Day following the date on which all such consents listed on Schedule 4.5 are obtained and (y) the date that is ninety (90) days after the date hereof.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.  Subject to the satisfaction or waiver of all of the conditions set forth in Article IX, and provided this Agreement has not theretofore been terminated pursuant to its terms, Buyer, Merger Sub and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed on the Closing Date with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Buyer and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.4.             Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)           At the Effective Time, the certificate of incorporation of the Company shall be amended and restated as of the Effective Time to read in its entirety in the form of the certificate of incorporation attached hereto as Annex B, and, as so amended and restated, shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided that any such amendment shall be subject to the provisions of Section 7.2.

(b)           The Parties hereto shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time shall, from and after the Effective Time, be amended and restated in their entirety in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that (i) in any event such amended and restated bylaws must comply with Section 7.2 and (ii) all references to the name of Merger Sub shall be changed to refer to the name of the Company), until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws; provided that any such amendment shall be subject to the provisions of Section 7.2.

2.5.             Directors and Officers of the Surviving Corporation.

(a)           The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)           The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE III.
EFFECTS OF THE MERGER ON THE CAPITAL STOCK AND EQUITY AWARDS

3.1.             Conversion of Company Shares.

(a)           At the Effective Time, by virtue of the Merger, and without any further action on the part of any stockholder of the Company, Buyer or Merger Sub, each share of Preferred Stock held by Buyer, Merger Sub, the Company or any of their respective Subsidiaries in treasury or otherwise, shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered or receivable in exchange therefor (such shares, “Cancelled Preferred Shares”).  At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Buyer or Merger Sub, each share of Preferred Stock (a “Preferred Share”) that is issued and outstanding immediately prior to the Effective Time (other than Cancelled Preferred Shares, which shall not constitute “Preferred Shares” for any purpose under this Agreement) will be cancelled and will be converted automatically into the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(e)(i), and the other payments provided for in this Agreement, including Sections 3.4(d), 3.13, 11.2 and 12.7.

(b)           At the Effective Time, by virtue of the Merger and without any further action on the part of any stockholder of the Company, Buyer or Merger Sub, each share of Common Stock held by Buyer, Merger Sub, the Company or any of their respective Subsidiaries in treasury or otherwise, shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered or receivable in exchange therefor (such shares, “Cancelled Common Shares” and, together with the Cancelled Preferred Shares, the “Cancelled Shares”).  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Common Stock, each share of Common Stock (a “Common Share”) that is issued and outstanding immediately prior to the Effective Time (other than (x) Cancelled Common Shares and (y) shares of Common Stock held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of Common Stock to dissent from the Merger and require appraisal of their shares of Common Stock (each, a “Dissenting Share”), which Cancelled Common Shares and Dissenting Shares shall not constitute “Common Shares” hereunder) shall thereupon be cancelled and converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(e)(ii), and the other payments provided for in this Agreement, including Sections 3.4(d), 3.13, 11.2 and 12.7.

(c)           At the Effective Time, by virtue of the Merger and without any action on the part of Buyer or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)           Subject to the adjustments set forth in Section 3.4, the “Merger Consideration” shall consist of $620,000,000 in cash (the “Base Purchase Price”), plus (i) the Estimated Net Working Capital Adjustment Amount, less (ii) the Estimated Closing Date Indebtedness, plus (iii) the Estimated Closing Date Cash, less (iv) the Estimated Outstanding

Company Expenses, less (v) the amount of Holder Allocable Expenses paid by Buyer at Closing in accordance with Section 3.5.

(e)           At the Effective Time, the Merger Consideration shall be allocated among the Holders as set forth below in this Section 3.1(e); provided, however, that the Adjustment Escrow Amount shall be held in escrow in accordance with the Escrow Agreement and Sections 3.2(c) and 3.4(d); provided, further, that the Accounts Receivable Adjustment shall be held in escrow in accordance with the Escrow Agreement and Section 3.13(d).

(i)             Each Holder of Preferred Stock or Phantom Series B Shares shall be entitled to receive, (A) in respect of each share of Preferred Stock, and in respect of each Phantom Series B Share held by such Holder immediately prior to the Effective Time, a portion of the Net Merger Consideration equal to the Liquidation Preference of such class of Preferred Stock or the Phantom Series B Liquidation Preference, as applicable, in the priority and manner as set forth in the Company Charter and the Phantom Series B Agreement and (B) with respect to the Preferred Stock, any PIK Dividends as accumulated from the date of issuance on a daily basis whether or not dividends are declared by the board of directors of the Company and as compounded from the date of issuance, in each case as set forth in the Company Charter, that such Holder of Preferred Stock would be entitled to under the Company Charter if the board of directors of the Company had declared the applicable dividends immediately prior to the Effective Time, (collectively, the “Preferred Payout”).

(ii)            Each Holder of Common Stock or Phantom Common Shares shall be entitled to receive, in respect of each share of Common Stock and/or each Phantom Common Share, as applicable, held by such Holder immediately prior to the Effective Time, the positive amount, if any, of the portion of the Net Merger Consideration equal to the (x) the Cash Per Fully-Diluted Common Share, multiplied by (y) the number of Common Shares and/or Phantom Common Shares held by such Holder immediately prior to the Effective Time.  For purposes of the foregoing, the “Cash Per Fully-Diluted Common Share” shall mean (i) (A) the Net Merger Consideration, minus (B) any amounts actually paid in respect of the Preferred Payout pursuant to Section 3.1(e)(i) divided by (ii) the Aggregate Fully-Diluted Common Shares.

(f)            If the amount of Net Merger Consideration payable at the Effective Time is insufficient to pay the entire Preferred Payout pursuant to Section 3.1(e)(i), upon a distribution pursuant to Sections 3.4(d), 3.13, 11.2 or 12.7, the amount payable to each share of Preferred Stock and each Phantom Series B Share in respect of the amount of the unpaid portion of the Liquidation Preference or the Phantom Series B Liquidation Preference of such share of Preferred Stock or Phantom Series B Share, as applicable, shall continue to increase from the Effective Time until and to the extent all or any portion of such Liquidation Preference or Phantom Series B Liquidation Preference is fully paid as if such unpaid portion of the Liquidation Preference or Phantom Series B Liquidation Preference, as applicable, constituted shares of such class of Preferred Stock or Phantom Series B Shares (as applicable) that continued to accrue dividends as set forth in the Company Charter until the time of payment (the “Adjusted

Merger Consideration”); provided that if upon the full release of the Adjustment Escrow Amount, Holder Allocable Expenses and Indemnity Escrow Funds to the Holders in accordance with the terms of this Agreement, and the payment to the Holders of all applicable amounts pursuant to Section 3.13, the entire Preferred Payout has not been paid in respect of Preferred Shares and Phantom Series B Preferred Shares, none of Buyer, the Surviving Corporation or any of their respective Affiliates shall owe any obligation of payment or otherwise to the Holders in respect of the Preferred Payout or the Adjusted Merger Consideration, except for any claims such Holder may have against Buyer, the Surviving Corporation or any of their respective Affiliates in respect of fraud or pursuant to this Agreement.

(g)           From and after the Effective Time, (i) holders of Certificates shall cease to have any rights as Holders of the Company (except as otherwise provided for in this Section 3.1) and (ii) the consideration paid pursuant to this Article III upon the surrender of Certificates in accordance with the terms hereof, and the other payments to the Holders in accordance with this Agreement, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Shares or Preferred Shares, as applicable, subject to the continuing rights of the Holders under this Agreement, the Paying Agent Agreement and the Escrow Agreement.  At the Effective Time, the transfer books of the Company shall be closed and no transfer of Common Shares or Preferred Shares shall be made thereafter.  If, between the date of this Agreement and the Effective Time, the shares of Common Stock or Preferred Stock are changed into a different number or class of shares by means of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification or other similar transaction, then the consideration paid to the Holders of such shares (and corresponding Phantom Common Shares or Phantom Series B Shares) shall be appropriately adjusted.

3.2.             Payment and Exchange of Certificates.

(a)           Immediately prior to the Effective Time, Buyer shall pay to Fortis Advisors LLC (or its designee), as paying agent (the “Paying Agent”), by wire transfer of immediately available funds, an amount (the “Funding Amount”) equal to (i) the Merger Consideration (determined before giving effect to the adjustments provided for in Section 3.4), minus (ii) the product of (A) the number of Dissenting Shares and (B) the Cash Per Fully-Diluted Common Share (determined before giving effect to the adjustments provided for in Section 3.4, minus (iii) the Adjustment Escrow Amount; provided that Buyer shall promptly thereafter pay to the Paying Agent any amounts by which the Funding Amount increases due to any Dissenting Shares becoming Common Shares in accordance with Section 3.10.

(b)           After the Effective Time, each Holder of an outstanding certificate or certificates for Common Shares or Preferred Shares (collectively, the “Certificates”), upon surrender of such Certificates and a letter of transmittal in the form attached hereto as Annex C (the “Letter of Transmittal”) to the Paying Agent and such other documentation as may be reasonably requested by the Paying Agent, Buyer or the Holder Representative, shall be entitled to receive from the Paying Agent in exchange therefor (subject to the adjustment provisions of Section 3.4) such portion of the Merger Consideration into which such Holder’s Common Shares and/or Preferred Shares shall have been converted as a result of the transactions contemplated by this Agreement; provided, however, that a portion of the Merger Consideration otherwise payable to each Holder, if applicable, shall be held in escrow in accordance with Sections 3.2(c),

3.4(d), 3.13(d) and the Escrow Agreement.  Pending such surrender and exchange of a Holder’s Certificate(s), a Holder’s Certificate(s) shall be deemed for all purposes to evidence such Holder’s right to receive the portion of the Merger Consideration into which such Common Shares or Preferred Shares, as applicable, shall have been converted.

(c)           At the Closing, (i) Buyer shall pay a portion of the Merger Consideration equal to the Adjustment Escrow Amount to Wells Fargo Bank, National Association, as escrow agent of the Parties hereto (the “Escrow Agent”) in accordance with the terms of an escrow agreement in a form agreed to among Buyer, the Holder Representative and the Escrow Agent (the “Escrow Agreement”) and (ii) Buyer shall, or shall cause Merger Sub to, pay to the intended beneficiaries thereof (as identified in writing by the Company to Buyer no fewer than two (2) Business Days prior to the Closing) (A) the Closing Date Indebtedness and (B) the Outstanding Company Expenses.

3.3.             Estimated Closing Statement.  Not less than three (3) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth (a) its good faith estimate of (i) Closing Date Net Working Capital (“Estimated Closing Date Net Working Capital”), (ii) Closing Date Indebtedness (“Estimated Closing Date Indebtedness”), (iii) Closing Date Cash (“Estimated Closing Date Cash”) and (iv) Outstanding Company Expenses (“Estimated Outstanding Company Expenses”) and (b) the Company’s calculation of the Estimated Net Working Capital Adjustment Amount and the resulting Merger Consideration, in each case, calculated as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date.  The items comprising the Estimated Closing Statement shall be prepared in accordance with GAAP, as adjusted by the accounting principles, practices, policies, judgments and methodologies set forth on Schedule 1.1(c), without giving effect to the consummation of the Merger, including any payments or cash in respect of the Merger Consideration, Outstanding Company Expenses or any repayment of Indebtedness.  The Company shall provide Buyer with a reasonable opportunity to review and comment on the Estimated Closing Statement and components thereof, and shall consider in good faith any revisions to the Estimated Closing Statement proposed by Buyer.

3.4.             Adjustment Amount.

(a)           As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereof, Buyer shall prepare and deliver to the Holder Representative a written statement (the “Closing Statement”) setting forth (i) a calculation of Net Working Capital (“Closing Date Net Working Capital”), (ii) a calculation of the aggregate amount of all Indebtedness of the Company (“Closing Date Indebtedness”), (iii) a calculation of Cash of the Company (“Closing Date Cash”) and (iv) a calculation of Outstanding Company Expenses (“Closing Date Outstanding Company Expenses”), in each case, calculated as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date.  The items comprising the Closing Statement shall be prepared in accordance with GAAP, as adjusted by the accounting practices, policies, judgments and methodologies set forth on Schedule 1.1(c), without giving effect to the consummation of the Merger, including any payments or cash in respect of the Merger Consideration, Outstanding Company Expenses or any repayment of Indebtedness.  Following the Closing, Buyer shall provide the Holder Representative and its representatives reasonable access (upon reasonable notice and during normal business hours) to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Company and its Subsidiaries relating to the preparation of the Closing Statement and shall cause the personnel of the Company and its Subsidiaries to reasonably cooperate with the Holder Representative in connection with its review of the Closing Statement.

(b)           If the Holder Representative shall disagree with the calculation of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Outstanding Company Expenses and/or Closing Date Cash, it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within thirty (30) days after its receipt of the Closing Statement.  In the event that the Holder Representative does not provide such a notice of disagreement within such thirty (30)-day period, the Holder Representative and Buyer shall be deemed to have accepted the Closing Statement and the calculation of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Outstanding Company Expenses and Closing Date Cash delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder.  In the event any such notice of disagreement is timely provided, Buyer and the Holder Representative shall use commercially reasonable efforts for a period of twenty (20) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Outstanding Company Expenses and/or Closing Date Cash.  If, at the end of such period, Buyer and the Holder Representative are unable to resolve such disagreements, then any such remaining disagreements shall be resolved by an independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and the Holder Representative (such firm, subject to the following proviso, the “Auditor”); provided, that if the Holder Representative and Buyer cannot agree on the Auditor, either Party may request that the American Arbitration Association (the “AAA”) choose the Auditor, in which case the AAA’s choice of the Auditor will be binding and the expenses of the AAA will be shared 50% by Buyer and 50% by the Holder Representative (on behalf of the Holders).  Each of Buyer and the Holder Representative shall promptly provide their assertions regarding the disputed elements of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Outstanding Company Expenses and/or Closing Date Cash in writing to the Auditor and to each other.  The Auditor shall be instructed to render its determination with respect to such disagreements as soon as reasonably practicable (which the Parties hereto agree should not be later than forty-five (45) days following the day on which the disagreement is referred to the Auditor).  The Auditor shall base its determination solely on (i) the written submissions of the Parties and shall not conduct an independent investigation and (ii) the extent (if any) to which Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Outstanding Company Expenses and/or Closing Date Cash require adjustment (only with respect to the remaining disagreements submitted to the Auditor) in order to be determined in accordance with Section 3.4(a) (including the definitions of the defined terms used in Section 3.4(a)) and must be based solely in accordance with the terms and provisions of this Agreement.  The determination of the Auditor shall be final, conclusive and binding on the Parties.  The date on which Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Outstanding Company Expenses and/or Closing Date Cash are finally determined in accordance with this Section 3.4(b) is hereinafter referred to as the “Determination Date.”  All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne 50% by Buyer and 50% by the Holder Representative, as a Holder Allocable Expense.

(c)           The “Adjustment Amount,” which may be positive or negative, shall mean (i) Closing Date Net Working Capital (as finally determined in accordance with Section 3.4(b)), minus Estimated Closing Date Net Working Capital, plus (ii) Estimated Closing Date Indebtedness, minus Closing Date Indebtedness (as finally determined in accordance with Section 3.4(b)), plus (iii) Closing Date Cash (as finally determined in accordance with Section 3.4(b)), minus Estimated Closing Date Cash, plus (iv) Estimated Outstanding Company Expenses, minus Outstanding Company Expenses (as finally determined in accordance with Section 3.4(b)).  If the Adjustment Amount is a positive number, then the Merger Consideration shall be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number, the Merger Consideration shall be decreased by the absolute value of the Adjustment Amount.  The Adjustment Amount shall be paid in accordance with Section 3.4(d).

(d)           The Adjustment Escrow Amount shall be held and invested by the Escrow Agent in accordance with the terms of the Escrow Agreement.  If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, Buyer shall pay to the Paying Agent an amount in cash equal to the Adjustment Amount, and the Escrow Agent shall release the Adjustment Escrow funds to the Paying Agent, to be paid by the Paying Agent to Holders pursuant to their respective Post-Closing Payment Allocation.  If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, the Escrow Agent shall pay to Buyer an amount out of Adjustment Escrow Funds equal to the Deficit Amount (and, to the extent the Deficit Amount is less than the Adjustment Escrow Funds, the Escrow Agent shall release the difference between the Deficit Amount and the Adjustment Escrow Funds to the Paying Agent, to be paid by the Paying Agent to Holders according to their respective Post-Closing Payment Allocation.  If the Deficit Amount exceeds the Adjustment Escrow Funds, Buyer shall be entitled to be paid such difference from the Indemnity Escrow Funds.  Upon determination of the Adjustment Amount pursuant to Section 3.4(a) and Section 3.4(b), each of Buyer and the Holder Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse Adjustment Escrow Funds in accordance with this Section 3.4(c).

3.5.             Holder Allocable Expenses.  On the Closing Date, Buyer shall pay to the Holder Representative an amount in cash equal to $500,000 (the “Holder Allocable Expenses”), which shall be used by the Holder Representative in its capacity as such.  Whether or not paid on or prior to the Closing Date, no amount shall be included on the Closing Statement with respect to liabilities for the Holder Allocable Expenses.

3.6.             Outstanding Company Expenses.  Prior to the Closing Date, the Company shall provide to Buyer a written report setting forth a list of the following fees and expenses incurred by the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, solely to the extent such fees and expenses are unpaid as of immediately prior to the Effective Time: (a) the fees and disbursements of outside counsel to the Company in connection with the transactions contemplated by this Agreement, (b) the fees, costs and expenses of any other agents, advisors, consultants, experts, service providers and financial advisors employed by the Company in connection with the transactions contemplated by this Agreement, (c) all Transaction Payments and (d) all fees payable by the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, payment of the Merger Consideration) to any stockholder of the Company or any Affiliate of such Person in connection with this Agreement or the transactions contemplated hereby (collectively, the “Outstanding Company Expenses”).  Immediately prior to the Effective Time and concurrently with the payment to the Paying Agent of the Funding Amount, Buyer shall pay to the Paying Agent or, in the case of Transaction Payments, to the Company, by wire transfer of immediately available funds an amount equal to the Outstanding Company Expenses.  No amount shall be included on the Closing Statement with respect to liabilities for the Outstanding Company Expenses paid in accordance with this Section 3.6.   For the avoidance of doubt, no amounts payable in connection with the repayment of the Indebtedness or any amounts in connection with the Committed Financing or any Alternative Financing shall be included in the Outstanding Company Expenses.

3.7.             Repayment of Indebtedness.  Immediately prior to the Closing, and subject to the other terms and conditions set forth in this Agreement, (a) Buyer or Merger Sub shall make available to the Company, or pay directly, an amount sufficient to pay all amounts owing with respect to the Indebtedness of the Company and its Subsidiaries on the Closing Date (but immediately prior to the Closing), (b) the Company, if such amount is not paid directly by Buyer or Merger Sub, shall apply such cash to pay all amounts owing with respect to the Indebtedness of the Company and its Subsidiaries on the Closing Date (but immediately prior to the Closing), (c) Buyer or Merger Sub shall (and the Company shall cause the Company and the officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to use commercially reasonable efforts to cooperate with Buyer and Merger Sub to) substitute, replace, cash collateralize, backstop or enter into any other arrangement with respect to letters of credit that is reasonably necessary to cause the Company and its Subsidiaries to be fully and irrevocably released on the Closing Date (but immediately prior to the Closing) from all Liens relating to such letters of credit (other than Liens on any such cash collateral), (d) the Company shall, and shall cause each of its Subsidiaries, to be fully and irrevocably released prior to Closing from all obligations and Liens relating to the Indebtedness of the Company and its Subsidiaries on the Closing Date (but immediately prior to the Closing) (other than contingent reimbursement, indemnification and similar obligations in respect of which no claim has been made which customarily survive repayment of similar types of indebtedness) and (e) the Company shall cause the applicable lenders of the Indebtedness of the Company and its Subsidiaries on the Closing Date (but immediately prior to the Closing) to deliver to Buyer (A) payoff letters (or other evidence in form and substance reasonably satisfactory to Buyer) with respect to all the Indebtedness of the Company and its Subsidiaries on the Closing Date (but immediately prior to the Closing) evidencing the satisfaction of all liabilities thereunder upon receipt of the amounts set forth therein (other than contingent reimbursement, indemnification and similar obligations in respect of which no claim has been made which customarily survive repayment of similar types of indebtedness) and (B) full and irrevocable releases in customary forms concurrently with the repayment of obligations giving rise thereto of all Liens relating to such Indebtedness (other than Liens on any cash collateral described in clause (b) above); provided, that in the case of clauses (d) and (e), so long as all Liens are contractually released as of the Closing and so long as customary further assurance provisions are contained in such payoff letters, the Company shall not be required to effect filings and/or modifications to title with respect to vehicles on or prior to the Closing.

3.8.             Paying Agent.  Promptly following the date which is six (6) months after the Effective Time, Buyer shall instruct the Paying Agent to deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions contemplated hereby.  Thereafter, each Holder of a Certificate (other than Certificates representing Dissenting Shares or Cancelled Shares) may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and the Surviving Corporation shall promptly pay, the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon.

3.9.             Lost Certificate.  In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and in accordance with the Paying Agent Agreement, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III, without any requirement to post any bond or other security.

3.10.           Dissenting Shares.  Notwithstanding the other provisions of this Article III, the Dissenting Shares shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL to the extent that such rights were not waived by such holders by execution of the Stockholders Agreement.  Each holder of Dissenting Shares who is entitled to exercise the rights granted by Section 262 of the DGCL pursuant to the immediately preceding sentence and who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a Common Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Corporation the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III, without any interest thereon.  The Company shall serve prompt notice to Buyer of any demands for appraisal of any Common Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Buyer shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  The Company shall not, without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, settle or offer to settle, any such demands, and prior to the Effective Time, Buyer shall not, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, settle or offer to settle, any such demands.

3.11.           Withholding.  Buyer, Merger Sub, the Company, the Holder Representative, the Paying Agent and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise paid pursuant to this Agreement, to any person such amounts that Buyer, Merger Sub, the Company, the Holder Representative, the Paying Agent or the Escrow Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law.  To the extent that amounts are so withheld, and deposited with the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.  To the extent that Buyer or the Company becomes aware of any withholding Taxes applicable to the payment of the Merger Consideration (other than Management Equity Compensation), such Person shall (i) provide prompt written notice to the other Person of the amount of such Tax and (ii) consult with such other Person in good faith as to the nature of the Tax and the basis upon which such withholding is required.  Buyer, Merger Sub, the Company, the Surviving Corporation and the Holder Representative agree to use their commercially reasonable efforts to obtain exemptions from, or reductions of, any Taxes required to be withheld from payments under this Agreement.

3.12.           Compensatory Payments.  Notwithstanding any provision in this Agreement to the contrary, to the extent payment of any consideration under this Agreement with respect to Common Shares, shares of Series B Preferred Stock, Phantom Common Shares or Phantom Series B Shares shall be treated as compensation income subject to income and employment tax withholdings (“Management Equity Compensation”), then Buyer, the Paying Agent or the Escrow Agent shall make any such payments to the Company and the Company shall on behalf of Buyer, the Paying Agent or the Escrow Agent, make such payment, net of all applicable Tax withholdings thereon, to the holder of such Common Shares, shares of Series B Preferred Stock, Phantom Common Shares and Phantom Series B Shares through the Company’s payroll system, and the Company shall satisfy and be responsible for remitting all Tax withholdings thereon.

3.13.           Accounts Receivable.

(a)           From and after the Closing until the date that is eighteen (18) months after the Closing Date, Buyer shall use commercially reasonable efforts to collect all accounts receivable of the Company and its Subsidiaries arising prior to the Closing Date, whether or not invoiced or billed (the “Pre-Closing Accounts Receivable”); it being understood that Buyer’s obligation to use commercially reasonable efforts may be satisfied by continuing and, if necessary, renewing, one or more of the Company’s current accounts receivable servicing agreements with the applicable counterparties thereto (the “Account Servicers”) and maintaining, monitoring and authorizing the Account Servicers’ collection efforts in a manner substantially consistent with practices of the Company prior to the Closing Date, as may be adjusted, from and after the three (3) month anniversary of the Closing Date, to take into account the declining balance of the Pre-Closing Accounts Receivable over time.  Buyer and the Company shall continue to maintain the IT Systems in accordance with historical practices, and shall not make any (i) material modifications to the Contracts in effect with the applicable Account Servicers; (ii) material modifications to the IT Systems applicable to the Pre-Closing Accounts Receivable; or (iii) material adjustments to the Company’s employees with responsibility for supervising the Pre-Closing Accounts Receivable (other than, from and after the three (3) month anniversary of the Closing Date, adjustments to take into account the declining balance of the Pre-Closing

Accounts Receivable over time), in each case, without the prior written consent of the Holder Representative (such consent not to be unreasonably withheld, delayed or conditioned).  Buyer and the Holder Representative shall regularly consult regarding the status of the collection of the Pre-Closing Accounts Receivable.  Without limiting the foregoing, following the Closing, Buyer shall provide the Holder Representative and its representatives reasonable access (upon reasonable notice and during normal business hours) to the records, properties and personnel of the Company and its Subsidiaries relating to the collection of the Pre-Closing Accounts Receivable and shall cause the personnel of the Company and its Subsidiaries to reasonably cooperate with the Holder Representative in connection with its review of the Pre-Closing Accounts Receivable collection efforts.

(b)           Buyer shall be entitled to retain all amounts collected in respect of the Pre-Closing Accounts Receivable up to the Accounts Receivable Threshold.  Any amounts collected in respect of the Pre-Closing Accounts Receivable in excess of the Accounts Receivable Threshold (any such amount, an “Excess Receivable Amount” and such amounts in the aggregate, the “Excess Receivable Fund”) shall be allocated as follows:

(i)                 First, Buyer shall be entitled to retain ten percent (10%) of the Excess Receivable Fund (the “Retention Amount”);

(ii)               Second, any Excess Receivable Amounts collected in excess of the Retention Amount shall be paid by Buyer to the Escrow Agent for further deposit into the Indemnity Escrow Funds until the aggregate amount so deposited (together with any amount deposited pursuant to Section 3.4(d) and/or Section 3.13(d)) is equal to the Indemnity Escrow Cap;

(iii)              Third, to the extent the Excess Receivable Fund (less the Retention Amount) exceeds the Indemnity Escrow Cap, the excess shall be distributed twenty percent (20%) to Buyer and eighty percent (80%) to the Paying Agent for further distribution to the Holders in accordance with such Holders’ relative Post-Closing Payment Allocation.

(c)           In the event that, following the deposit into the Indemnity Escrow Funds of an amount equal to the Indemnity Escrow Cap, the Holder Representative in good faith disagrees with Buyer’s assessment of commercially reasonable efforts required to collect the Pre-Closing Accounts Receivable (taking into account, from and after the three (3) month anniversary of the Closing Date, the amount remaining and likely collectability of the remaining Pre-Closing Accounts Receivable), the Holder Representative shall identify in writing additional commercially reasonable efforts (the “Additional Efforts Notice”) to be taken by Buyer to pursue the collection of the Pre-Closing Accounts Receivable.  During the thirty (30) day period following the delivery of the Additional Efforts Notice, Buyer and the Holder Representative shall use good faith efforts to resolve the concerns raised by the Additional Efforts Notice.  At the end of such thirty (30) day period, if Buyer and the Holder Representative are unable to agree upon requisite commercially reasonable efforts to collect the Pre-Closing Accounts Receivable, the Holder Representative may, upon written notice to Buyer, assume the responsibility to use commercially reasonable efforts to collect the Pre-Closing Accounts Receivable (a “Collection Assumption”).  Upon a Collection Assumption, (A) the Holder Representative shall be entitled to receive one hundred percent (100%) of the Excess Receivable Fund (for further distribution to the Holders in accordance with such Holders’ relative Post-Closing Payment Allocation) and, from the date of the Collection Assumption, shall bear 100% of the costs associated with employing the Account Servicers in connection with the Pre-Closing Accounts Receivable and (B) from the date of the Collection Assumption until the date that is eighteen (18) months after the Closing Date, Buyer and the Company shall cooperate with the Holder Representative, which from the date of a Collection Assumption shall be at the Holder Representative’s expense, including by providing reasonable access to the employees, IT Systems and books and records and other assets of the Company relevant to the collection of the Pre-Closing Accounts Receivable; provided the Holder Representative shall only be responsible for reasonable documented out-of-pocket third party expenses incurred by Buyer and the Company directly in connection with Buyer and the Company’s compliance with this clause (B) and Buyer and the Company shall be responsible for all other internal expenses incurred in connection with their compliance with this clause (B).

(d)           In the event that, on the Closing Date, the outstanding accounts receivable of the Company and its Subsidiaries, less any reserves for doubtful accounts, (on a consolidated basis) (the “Closing Date Accounts Receivable”) is less than $140,700,000.00, then the portion of the Merger Consideration payable on the Closing Date shall be reduced, on a dollar-for-dollar basis, by an amount equal to the difference between $140,700,000.00 and the Closing Date Accounts Receivable (such amount, which shall not exceed an amount equal to the Indemnity Escrow Cap, the “Accounts Receivable Adjustment”), and Buyer shall cause the Accounts Receivable Adjustment to be deposited into the Indemnity Escrow Funds.  In the event that, on the Closing Date, the Closing Date Accounts Receivable is less than the Accounts Receivable Threshold, the Base Purchase Price shall be reduced, on a dollar-for-dollar basis, by an amount equal to the difference between the Accounts Receivable Threshold and the Closing Date Accounts Receivable.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Buyer on the date of this Agreement (the “Schedules”), the Company represents and warrants to Buyer and Merger Sub as of the date hereof and as of the Closing Date as follows:

4.1.             Corporate Organization.  The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.  The copies of the certificate of incorporation and bylaws of the Company previously made available by the Company to Buyer are true and complete.  The Company is duly licensed or qualified and (where applicable) in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Company.  The Company is not in material violation of any of the provisions of its certificate of incorporation or bylaws.  The Company is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

4.2.             Subsidiaries.  The Subsidiaries of the Company and their jurisdiction of incorporation or organization are set forth on Schedule 4.2.  The Subsidiaries have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the power and authority to own or lease their properties and to conduct their business as it is now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not have a Material Adverse Effect on the Company.  Each Subsidiary is duly licensed or qualified and (where applicable) in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a Material Adverse Effect on the Company.  No Subsidiary of the Company is in material violation of any of the provisions of its certificate of incorporation or bylaws.  No Subsidiary of the Company is obligated to make any investment in or capital contribution to or on behalf of any other Person.

4.3.             Due Authorization.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby to which it is a party.  The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of the Company, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement (other than the adoption of this Agreement by (A) stockholders of the Company holding a majority of the outstanding shares of Common Stock (the “Company Stockholder Approval”) and (B) stockholders of the Company holding a majority of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (collectively, the “Preferred Stockholder Approvals”) (the Company Stockholder Approval and the Preferred Stockholder Approvals, collectively the “Shareholder Approvals”).  This Agreement has been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of Buyer and Merger Sub) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited (a) by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (b) is subject, to general principles of equity, whether in law or in equity (collectively, the “Remedies Exception”).

4.4.             No Conflict.  Except as set forth on Schedule 4.4, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 or on Schedule 4.5, and except as may result from any facts or circumstances relating solely to Buyer or Merger Sub, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not, as of the Closing, (a) violate any provision of, or result in the breach of, any applicable Law to which the Company or any of its Subsidiaries is subject or by which any property or asset of the Company or any of its Subsidiaries is bound, (b) conflict with the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (c) violate any provision of or result in a breach of, or require a consent or notice under, any Contract required to be listed on Schedule 4.12, or terminate or result in the termination of any such

Contract, or result in the creation of any Lien under any such Contract upon any of the properties, assets or rights of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or (d) result in a violation, revocation, withdrawal, suspension, cancellation, termination or modification of any license, permit, approval, consent or registration from any Governmental Authority, except, in the case of clauses (c) and (d), as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

4.5.             Governmental Consents.  Assuming the truth and completeness of the representations and warranties of Buyer and Merger Sub contained in Section 5.5, no consent, waiver, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (c) as otherwise disclosed on Schedule 4.5; (d) applicable requirements of any state or federal securities Laws and (e) the filing of the Certificate of Merger in accordance with the DGCL.

4.6.             Capitalization of the Company.

(a)           As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 2,525,000,000 shares of Common Stock (for the sake of clarity, including Common Stock related to the Company Restricted Shares), of which 700,580,772 shares are issued and outstanding, (ii) 500,000,000 shares of Series A Preferred Stock of the Company, of which 136,471,251 shares are issued and outstanding, (iii) 16,922,440 shares of Series B Preferred Stock of the Company, of which 15,353,019 shares are issued and outstanding and of which all shares are unvested, (iv) 250,000,000 shares of Series C Preferred Stock of the Company, of which 26,507,378 shares are issued and outstanding and (v) 130,000,000 shares of Series D Preferred Stock of the Company, of which 23,000,000 shares are issued and outstanding.  All of the issued and outstanding shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the certificate of incorporation or bylaws of the Company, or any agreement to which the Company is a party or by which it is bound, and have been issued in compliance with applicable federal and state securities or “blue sky” Laws, except as would not reasonably be expected to result in material liability to the Company.  There are no accrued and unpaid dividends with respect to any issued and outstanding shares of Common Stock.  Schedule 4.6(a) sets forth, as of the date of this Agreement, for each outstanding Company Restricted Share as of the date hereof, (i) the name of the holder, (ii) the date of grant and vesting schedule and (iii) whether a valid 83(b) election was timely filed by the holder in connection with the grant of such Company Restricted Share.

(b)           Schedule 4.6(b) sets forth as of the date of this Agreement, for each Holder of Common Stock or Preferred Stock, (i) to the extent known, the last known address and email address of such Holder and (ii) the numbers, date of acquisition and kind of issued and outstanding shares of Common Stock or Preferred Stock held by such Holder.

(c)           Except as set forth on Schedule 4.6(c), the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Preferred Stock or Common Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Preferred Stock or Common Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its capital stock.

4.7.             Capitalization of Subsidiaries.  The outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the certificate of incorporation or bylaws of the relevant Subsidiary, or any agreement to which the applicable Subsidiary is a party or by which it is bound, and have been issued in compliance with applicable federal and state securities or “blue sky” Laws, except as would not reasonably be expected to result in material liability to the Company.  Except as set forth on Schedule 4.7, the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries free and clear of any Liens other than (a) as may be set forth in the certificate of formation, limited liability company agreement, limited partnership agreement, certificate of incorporation or bylaws, or similar governing documents of such Subsidiary, (b) for any restrictions on sales of securities under applicable securities Laws or (c) Permitted Liens.  Except as set forth on Schedule 4.7, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of such Subsidiaries’ capital stock, or any agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

4.8.             Financial Statements.  Attached as Schedule 4.8 are (a) the audited consolidated balance sheets and statements of operations and comprehensive loss, changes in stockholder’s equity and cash flows of Rural/Metro Corporation, a Delaware corporation (a direct, wholly-owned subsidiary of the Company) (“Opco”) and its Subsidiaries as of and for the twelve-month periods ended December 31, 2014 and December 31, 2013, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) an unaudited consolidated balance sheet and statements of operations and comprehensive loss and cash flow (in each case, without footnotes, other presentation items and normal year-end and quarterly adjustments) of Opco and its Subsidiaries as of and for the three-month period ended March 31, 2015 (the “Interim Financial Statements” and, together with Audited Financial Statements, the “Financial Statements”).  Except as set forth on Schedule 4.8, the Financial Statements (i) are true, correct and complete and have been prepared from and are consistent and in accordance with, and accurately reflect the books and records of, Opco and (ii) present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Opco and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items and for normal year-end and quarterly adjustments).  The Company has no material liabilities or operations other than ancillary to its ownership of equity interest in Opco and related guarantees and credit support of Indebtedness.

4.9.             Undisclosed Liabilities.  Except as set forth on Schedule 4.9, as of the date hereof, to the Knowledge of the Company there is no liability, debt or obligation of or claim against the Company or any of its Subsidiaries (whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise), except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries (which are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole), (c) incurred in connection with the transactions contemplated by this Agreement, (d) under any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound (other than any such liability, debt obligation or claim resulting from a breach or a default thereunder by the Company or its Subsidiaries) or (e) which would not have a Material Adverse Effect on the Company.

4.10.           Litigation and Proceedings.  Except (i) as set forth on Schedule 4.10 and (ii) Actions under Environmental Law (as to which certain representations and warranties are made pursuant to Section 4.21), there are no pending or, to the Knowledge of the Company, threatened, Actions against or involving the Company or any of its Subsidiaries that would reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

4.11.           Legal Compliance.  Except (a) with respect to matters set forth on Schedule 4.11 or (b) with respect to compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.21), the Company and its Subsidiaries are, and have been since December 31, 2013, in compliance, in all material respects, with all applicable Laws.  Since December 31, 2013, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a material violation of any applicable Law.

4.12.           Contracts; No Defaults.

(a)           Schedule 4.12(a) contains a listing of all Contracts described in clauses (i) through (xi) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or otherwise bound (other than Contracts set forth on Schedule 4.13, Schedule 4.14(a) or Schedule 4.17).

(i)                Each Contract (or group of related Contracts) with a vendor that involved in 2014, or that the Company reasonably anticipates will involve in the future, annual payments or consideration furnished by or to the Company or any of its Subsidiaries of more than $500,000 individually;

(ii)               Each Contract (or group of related Contracts) pursuant to which the Company is obligated or entitled to provide emergency or non-emergency medical ground transportation services to any State, city, county, municipality, fire department, police department, emergency services agency, hospital district or similar Governmental Authority or quasi-governmental authority that the Company reasonably anticipates will result in the future in $1,000,000 or more of revenue for the Company or any of its Subsidiaries in any calendar year;

(iii)              Each Contract (or group of related Contracts) pursuant to which the Company is obligated or entitled to provide emergency or non-emergency medical ground transportation to or for any healthcare facility that resulted in 2014 or that the Company reasonably anticipates will result in the future in $1,000,000 or more of revenue for the Company or any of its Subsidiaries in any calendar year;

(iv)              Each Contract (or group of related Contracts) pursuant to which the Company is obligated or entitled to provide firefighting services that the Company reasonably anticipates will result in the future in $500,000 or more of revenue for the Company or any of its Subsidiaries in any given calendar year;

(v)               Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed by the Company or any of its Subsidiaries, in each case, having an outstanding principal amount in excess of $500,000 individually, other than any such Contract between or among any of the Company or any of its Subsidiaries;

(vi)              Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries (other than in the ordinary course of business), in each case, involving payments in excess of $500,000 individually, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(vii)             Each real property lease or sublease related to the Leased Real Property;

(viii)            Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Subsidiaries of the Company);

(ix)              Each Contract containing a (A) covenant prohibiting the Company or any of its Subsidiaries from competing with any Person or operating in any geographic region (including exclusivity or non-solicitation provisions), in each case that materially impairs the business (as currently conducted) of the Company and its Subsidiaries taken as a whole or (B) most favored customer pricing provision or similar price setting restriction on the Company or any of its Subsidiaries;

(x)               Each Contract pursuant to which the Company or any of its Subsidiaries licenses or sublicenses Intellectual Property to or from a third party, other than (a) click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $100,000 per year and (b) non-exclusive licenses of Intellectual Property, entered into in the ordinary course of business, where such licenses are incidental to the sale or purchase of the Company’s products or services and are not intended to independently commercialize Intellectual Property; and

(xi)              Each Contract that is a collective bargaining agreement, labor contract or other written agreement or arrangement with any labor union or any employee organization.

(b)           A true and complete copy of each Contract required to be listed on Schedule 4.12(a) (including all modifications and amendments thereto and waivers thereunder) has been made available to Buyer or to designated Representatives of Buyer.  Except as set forth on Schedule 4.12(b), as of the date of this Agreement, all of the Contracts listed pursuant to Section 4.12(a) (i) are in full force and effect, subject to the Remedies Exception and (ii) represent the valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other Parties thereto, in each case subject to the Remedies Exception.  Except as set forth on Schedule 4.12(b), and except, in each case, where the occurrence of such breach or default would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (x) none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto is in material breach of or material default under any such Contract, (y) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract and (z) to the Knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or any Subsidiary of the Company party thereto (in each case, with or without notice or lapse of time or both).

4.13.           Employee Matters and Company Benefit Plans.

(a)           Schedule 4.13 sets forth a complete list of each material Company Benefit Plan as of the date hereof, other than any offer letters that provide for employment on an “at-will” basis and do not provide for any material compensation or benefits, other than base salary and target bonus and participation in Company Benefit Plans as in effect from time to time, or severance (“Standard Offer Letters”).  As used herein, “Company Benefit Plan” means each, written or oral, employee benefit plan, scheme, Contract, program, policy or other arrangement (including, but not limited to any, “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”), whether or not subject to ERISA), and any bonus, deferred compensation, equity or equity-based arrangement, employment, termination, retention, bonus, change in control or severance agreement, providing or committed to provide compensation or other benefits to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, which are maintained, sponsored or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has or could reasonably be expected to have any material obligation or liability, and any amendments to the foregoing.

(b)           With respect to each Company Benefit Plan (other than any Multiemployer Plan or Standard Offer Letter), the Company has delivered or made available to Buyer copies of (i) each Company Benefit Plan and, if applicable, any trust agreement, insurance contract, other funding arrangement and the most recent actuarial report relating thereto, (ii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Company Benefit Plan and (v) all material communications received from or sent to the Internal Revenue Service, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Authority (including a written description of any material oral communication) with respect to any Company Benefit Plan.  Except for Standard Offer Letters or as disclosed on Schedule 4.13(b), neither the Company or any of its Subsidiaries has communicated to any current or former employee any intention or commitment to amend or modify any Company Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company:  (i) each Company Benefit Plan (other than a Multiemployer Plan) has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code; and (ii) all contributions required to be made with respect to any Company Benefit Plan or any collective bargaining agreement have been made or properly accrued.  Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (x) (A) has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter and (y) to the Knowledge of the Company, there are no existing circumstances or events that would reasonably be expected to adversely affect its qualified status or impose any material liability, penalty or Tax under ERISA or the Code.

(d)           Except as set forth on Schedule 4.13(d)(A), (i) no Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years, (ii) neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201(a) of ERISA which remains unsatisfied or incurred any contingent liability under section 4204 of ERISA, (iii) no lien has been imposed on any of the assets of the Company or any of its Subsidiaries under Section 303(k) of ERISA or Section 430(k) of the Code, (iv) there is no material risk of the

Company or any of its Subsidiaries incurring any such liability, including as a consequence of being considered an ERISA Affiliate and (v) no Company Benefit Plan that is a Multiemployer Plan is in “endangered status” or “critical status” within the meaning of section 432 of the Code or in “reorganization” or  is “insolvent”.  Schedule 4.13(d)(B) lists, for each Company Benefit Plan that is a Multiemployer Plan, the aggregate contributions and premiums paid by the Company or any of its Subsidiaries to such Multiemployer Plan since December 31, 2013 for the pension plans and health and welfare plans.

(e)           Except as set forth on Schedule 4.13(e), neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries, except as required to avoid the excise tax under Section 4980B of the Code or under a Company Benefit Plan that is a Multiemployer Plan.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company, with respect to the Company Benefit Plans, any current or former employee of the Company or any beneficiary covered under any Company Benefit Plan, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened and (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions.

(g)           Each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Code and that is subject to (and not exempt from) the requirements of Section 409A(a)(2) of the Code, has been maintained in compliance in all material respects with the requirements of Section 409A(a)(2) of the Code and all applicable Internal Revenue Service and Treasury Department guidance issued thereunder in both operation and documentation.

(h)           Except as set forth on Schedule 4.13(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will (A) entitle any current or former employee, director or consultant of the Company or any of its Subsidiaries to any material compensation or benefit or increase or enhance any compensation or benefits (including any severance or other termination payments) under any Company Benefit Plan or otherwise, (B) accelerate the time of funding, payment or vesting, or trigger any payment or funding, of any material compensation or benefits, or trigger any other material obligation under any Company Benefit Plan or (C) cause any amount payable or benefit provided under any Company Benefit Plan to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.  No Company Benefit Plan or other Contract by which the Company or any of its Subsidiaries is bound provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code.

(i)            Schedule 4.13(i) sets forth a complete list of all current officers or employees of the Company or any of its Subsidiaries who receive an annual base salary in excess of $250,000.

4.14.           Labor Relations.

(a)           Except as set forth on Schedule 4.14(a), (i) as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement nor is any such agreement presently being negotiated, (ii) since December 31, 2013, there has not occurred, or, to the Knowledge of the Company, been threatened or reasonably anticipated, any work stoppage, slowdown, lockouts, labor strike, picketing, or other similar labor activity with respect to any employees of the Company or any of its Subsidiaries and (iii) to the Knowledge of the Company, there are no current activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries.

(b)           Except as set forth on Schedule 4.14(b), the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, employment practices, terms and conditions of employment, workers’ compensation, employee safety, wages and hours, meal and rest breaks, withholding of taxes, immigration, plant closings and mass layoffs, employment discrimination, harassment, unlawful retaliation, disability rights or benefits and all titles of the Americans with Disabilities Act, equal opportunity, labor relations, classification of workers as employees or independent contractors, classification of employees as exempt or non-exempt, employee leave issues and unemployment insurance, except in each case as would not reasonably be expected to have a material and adverse effect on the Company and its Subsidiaries, taken as a whole.

4.15.           Taxes.  Except as set forth on Schedule 4.15:

(a)           All U.S. federal and state income and other material Tax Returns required to be filed by, on behalf of or with respect to, the Company or any of its Subsidiaries have been duly and timely filed, and all such Tax Returns are correct and complete in all material respects. Complete copies of all such Tax Returns for which the statute of limitations on assessment has not expired have been made available to Buyer.

(b)           All material Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to, or that could give rise to a Lien on the assets of, the Company or any of its Subsidiaries have been duly and timely paid by the Company and its Subsidiaries, except for Taxes being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. All material Taxes required to be withheld by the Company or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(c)           No material deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn.  No audit or other proceeding by any Governmental Authority is pending or has been threatened in writing with respect to any material Taxes due from the Company or any of its Subsidiaries.

(d)           None of the Company or any of its Subsidiaries has entered into any (i) written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes with respect to the Company or any of its Subsidiaries or (ii) written power of attorney with respect to any such Taxes, in each case, which remains in effect.  None of the Company or any of its Subsidiaries currently is the beneficiary of any extension of time for filing any Tax Return with respect to the Company or any of its Subsidiaries, other than automatic extensions.  No material Taxes with respect to the Company or any of its Subsidiaries are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding.  No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a particular type of material Tax Return or paid a particular type of material Tax has asserted in writing that the Company or such Subsidiary is required to file such Tax Return or pay such type of Tax in such jurisdiction.

(e)           Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local Tax law), in either case that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes, other than any such group the common parent of which is or was the Company of any of its Subsidiaries or (iii) has any material liability for the Taxes of any Person other than the Company or any of its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), as a transferee or successor, or pursuant to any Tax sharing or indemnity agreement or other contractual agreements (other than customary gross-up and indemnification provisions in financing agreements, leases or agreements entered into the ordinary course of business, which agreement does not relate to the sale of a business or subsidiary).

(f)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting relating to the manner in which an item was reported for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing, (iii) prepaid amount received on or prior to the Closing or (iv) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Tax law) made prior to the Closing with respect to any pre-Closing Tax period.  Neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g)           Schedule 4.15 lists the current entity classification of the Company and each of its Subsidiaries for U.S. federal income Tax purposes.

(h)           All Taxes required to be paid by or with respect to the Company or any of its Subsidiaries for any tax period (or portion thereof) ending on or before the Closing Date will have either been paid prior to the Closing or accrued on the Closing Statement and taken into account in computing Net Working Capital, provided that (x) this clause (h) shall not apply to any Tax not so paid or accrued if and to the extent that a specific reserve for such Tax has been established on the most recent balance sheet included in the Interim Financial Statements, which reserve is listed on Schedule 4.15(h), but only to the extent of such reserve and (y) notwithstanding any other provision of this Agreement, no other items reflected on the Schedules will be taken into account for purposes of this clause (h).  For this purpose, in the case of any tax period that begins on or before the Closing Date and ends after the Closing Date, real or personal property taxes shall be apportioned on a per diem basis and all other Taxes shall be apportioned using a deemed closing of the books as of the close of business on the Closing Date.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties in this Section 4.15 (other than the representations and warranties contained in Sections 4.15(e)(i), (f) and (g)) may be relied upon only for purposes of liability for taxable periods (or portions thereof) ending on or prior to the Closing Date.  Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in Section 4.8, Section 4.12, Section 4.13, this Section 4.15, Section 4.22 and Section 4.25 shall be the only representations or warranties in this Agreement with respect to Tax matters.

4.16.           Brokers’ Fees.  Except as set forth on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Buyer, the Company or any of its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

4.17.           Insurance.  Schedule 4.17 contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement.  True and complete copies of such insurance policies have been made available to Buyer.  As of the date hereof, except as set forth in Schedule 4.17, (a) none of the Company or any of its Subsidiaries has received any written notice from any insurer under any such insurance policies, canceling or materially and adversely amending any such policy or denying coverage thereunder and (b) all premiums on such insurance policies due and payable as of the date hereof have been paid.  Except as set forth in Schedule 4.17, there are no pending material claims made by the Company or its Subsidiaries under any such policies.

4.18.           Licenses, Permits and Authorizations.  Except as set forth on Schedule 4.18, and except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.21), the Company and its Subsidiaries have obtained all of the material licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of any such license, approval, consent, registration or permit would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  As of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened which would reasonably be expected to result in the revocation, withdrawal, suspension, cancellation, termination or modification of any such license, approval, consent, registration or permit that is material to the conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of any such license, approval, consent, registration or permit would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.19.           Real Property.

(a)           Schedule 4.19(a) lists, as of the date of this Agreement, all Owned Real Property.  Except as set forth on Schedule 4.19(a), or except as would not reasonably be expected to have a material and adverse effect on the Company, the Company or one of its Subsidiaries has good and marketable fee simple title to all Owned Real Property, subject only to any Permitted Liens.

(b)           Schedule 4.19(b) lists, as of the date of this Agreement, all Leased Real Property.  Except as set forth on Schedule 4.19(b), or except as would not reasonably be expected to have a material and adverse effect on the Company, (i) the Company or one of its Subsidiaries has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject to the Remedies Exception and any Permitted Liens; (ii) neither the Company nor any Subsidiary has received any written notice from any lessor of such Leased Real Property of, nor does the Company or any Subsidiary have Knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property; (iii) there are no disputes, oral agreements or forbearance programs in effect, as to each lease underlying the Leased Real Property; and (iv) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Leased Real Property.

4.20.           Intellectual Property.

(a)           Schedule 4.20 sets forth a complete and accurate list of each patent, trademark, service mark and copyright owned by the Company or any of its Subsidiaries as of the date of this Agreement, for which applications have been filed or registrations or patents have been obtained, whether in the United States or internationally as of the date of this Agreement (the “Registered IP”) and any unregistered trademark or service mark owned by the Company or any of its Subsidiaries that is material to the businesses of the Company and its Subsidiaries as currently conducted.   No interference, opposition, reissue, reexamination or other Action is pending (or to the Knowledge of the Company, is threatened) against the Company or any of its Subsidiaries (except for office actions by the applicable Governmental Authorities in the normal course of prosecution efforts in connection with applications for the registration or issuance of Intellectual Property) in which the scope, ownership, validity or enforceability of any Owned Intellectual Property is being contested or challenged and, as of the date of this Agreement, there has been no order, writ, injunction, judgment, decree or other ruling by any Governmental Authority in any jurisdiction that any Owned Intellectual Property is invalid or unenforceable.  The Registered IP is subsisting and, to the Knowledge of the Company, is valid and enforceable, and all registrations therefor are in good standing.

(b)           To the Knowledge of the Company, all Owned Intellectual Property created by employees, third party contractors or other Persons that is necessary for the conduct of the business of the Company or its Subsidiaries has been acquired by written agreements that validly and irrevocably assign to the Company or one or more of its Subsidiaries all of such Persons’ rights in and to such Owned Intellectual Property, or, pursuant to applicable Law, the Company or one or more of its Subsidiaries owns all such Owned Intellectual Property, except, in either case, where the failure to do so would not have a Material Adverse Effect on the Company.

(c)           The Company and its Subsidiaries have taken commercially reasonable actions to: (i) maintain the validity and enforceability of the Registered IP under all applicable Laws (including making and maintaining in full force and effect all necessary filings, registrations and issuances); and (ii) maintain the secrecy of all confidential Intellectual Property used in the conduct of the Company’s business.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have conducted its business in a manner that would reasonably be expected to result in the cancellation (where registered or issued) or unenforceability of any Owned Intellectual Property.

(d)           Except as set forth on Schedule 4.20, or except as would not reasonably be expected to have a material and adverse effect on the Company and its Subsidiaries, taken as a whole, (i) to the Knowledge of the Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person, (ii) as of the date of this Agreement, the Company and its Subsidiaries have not received from any Person in the past twelve months any written notice, charge, complaint, claim or other written assertion of any present, impending or threatened infringement or violation by or misappropriation of, or other conflict with, any Intellectual Property of any Person, and no Actions involving such claims are pending, or to the Knowledge of the Company, threatened.

(e)           Except as set forth on Schedule 4.20, to the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries.  Within the past twelve months, neither the Company nor any of its Subsidiaries has sent any written notice, charge, complaint, claim or other written assertion asserting or threatening to assert any Action against any Person involving or relating to any Intellectual Property owned by the Company or its Subsidiaries, and no such Actions are currently pending or threatened by the Company or its Subsidiaries.

(f)            The IT Systems are (i) in good repair and operating condition and are adequate and suitable (including with respect to working condition and capacity) for the purposes for which they are being used or held for use and (ii) to the Knowledge of the Company, do not contain any Malware that would reasonably be expected to interfere with the conduct of the Company’s business.  The Company and its Subsidiaries (x) have implemented and maintain commercially reasonable security, business continuity, and backup and disaster recovery plans and procedures (including the implementation of security patches or security upgrades that are generally available for the IT Systems) that are consistent with commercially reasonable industry practices with respect to the IT Systems, (y) act in material compliance therewith and (z) have taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.

4.21.           Environmental Matters.

(a)           Except as set forth on Schedule 4.21, as of the date of this Agreement and since December 31, 2012, the Company and its Subsidiaries are and have been in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  Except as set forth on Schedule 4.21, as of the date of this Agreement, the Company and its Subsidiaries hold and are in compliance in all material respects with all permits required under Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of or failure to comply with any such permit would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  Except as set forth on Schedule 4.21, no Hazardous Materials have been released or otherwise disposed of by the Company or its Subsidiaries at any location or, to the Knowledge of the Company, by any third party on or under any Owned Real Property or Leased Real Property except, in either case, in a quantity or manner that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  Except as set forth on Schedule 4.21, as of the date of this Agreement, there are no claims or notices of violation pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not have a Material Adverse Effect on the Company.  Neither the Company nor any of its Subsidiaries (i) conducts on-site fueling of vehicles at any of its facilities or (ii) to the Knowledge of the Company, has any environmental site assessments, compliance audits or other similar studies in its possession, custody or control concerning its operations or real property.

(b)           Other than the representations and warranties contained in Section 4.5 and Section 4.9, this Section 4.21 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws.

4.22.           Absence of Changes.  Except as set forth on Schedule 4.22, from the date of the most recent balance sheet included in the Interim Financial Statements to the date of this Agreement, (i) there has not been any Material Adverse Effect on the Company and (ii) neither the Company nor any of its Subsidiaries has taken any action that if taken after the date hereof would have required the consent of Buyer pursuant to Section 6.1.

4.23.           Affiliated Transactions.  Except (i) as set forth on Schedule 4.23, (ii) Contracts set forth on Schedule 4.13 and Schedule 4.14(a) and (iii) contracts between or among the Company and its Subsidiaries, none of the Company or any of its Subsidiaries is party to any Contract or arrangement with any Company Related Person.

4.24.           Solvency.  Except as set forth on Schedule 4.24, the Company and its Subsidiaries, taken as a whole, are Solvent.

4.25.           Payor Participation.

(a)           The Company (i) is eligible for participation and reimbursement under Titles XVIII and XIX of the Social Security Act (the “Medicare and Medicaid Programs”) and

the TRICARE Program (the Medicare and Medicaid Programs, the TRICARE Program, and such other similar federal or state reimbursement or governmental health care programs for which the Company is eligible and participates (including “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f)) are referred to collectively as “Governmental Programs”), (ii) currently participates in Governmental Programs pursuant to provider agreements, as required under applicable Health Care Laws, and in private, non-Governmental Programs (including any private insurance program) under which the Company directly or indirectly is presently receiving payments (such private, non-Governmental Programs are referred to collectively as “Private Programs”), (iii) is in good standing with Governmental Programs and Private Programs and (iv) to the Knowledge of the Company, has no outstanding overpayments or refunds due to Governmental Programs or Private Programs in excess of $250,000, except those occurring in the ordinary course of business.  The Company has timely filed all claims and reports required to be filed prior to the date hereof with respect to Governmental Programs and Private Programs, all fiscal intermediaries and/or carriers and other insurance carriers, and all such claims and reports are complete and accurate and have been prepared in compliance with applicable Laws governing reimbursement and payment claims, except, in each case, where such non-compliance would not have a Material Adverse Effect on the Company.  Accurate and complete copies of all such claims and reports for the years 2013, 2014, and 2015 year-to-date have been provided to Buyer.

(b)           To the Knowledge of the Company, other than immaterial document requests received in the ordinary course of business, there are no additional document requests made by Governmental Programs or Private Programs to which the Company has not responded.  Other than claims appeals being appealed by the Company as set forth in Schedule 4.25(b) or such appeals in the ordinary course of business and that do not exceed, in the aggregate, $100,000 associated with any single Governmental Program (e.g., Medicare Part B) or Private Program, there are no denials of claims that are currently being appealed by the Company.  To the Knowledge of the Company, the Company (i) has not received reimbursements from Governmental Programs in excess of the amounts permitted by applicable Law and (ii) has no liability under any Governmental Program or Private Program, other than any refund, overpayment, discount or adjustment that occurs in the ordinary course of business.  For the avoidance of doubt, for purposes of this Section 4.25(b) and Section 4.25(c), the following shall not be considered an “appeal”: the resubmission of any claim or claims for initial payment in the ordinary course of business to any Governmental Program or Private Program including the resubmission of claims, for the purpose of providing additional supporting documentation.

(c)           Except as set forth on Schedule 4.25(c), there are no pending appeals, adjustments, challenges, Actions or notices of intent to audit and, to the Knowledge of the Company, no audits or inquiries with respect to prior claims or reports, except for such appeals or individual claim denials that occur in the ordinary course of business and that would not have a Material Adverse Effect on the Company.

4.26.           Privacy and Security Compliance.

(a)           The Company is not in violation in any material respect of the applicable requirements of the regulations governing the privacy of individually identifiable health information and the regulations governing the security of such information maintained in electronic form promulgated pursuant to HIPAA, 45 CFR Part 164, Subparts C and E (a “HIPAA Requirement”).  The Company is not in material violation of any “business associate agreement” required by 45 CFR § 164.504(e)(2) to which the Company is a party.  The Company has not received any written complaint, nor to the Knowledge of the Company, has any complaint (written or otherwise) been made to any third party, from any patient or guardian thereof regarding the improper disclosure of such patient’s protected health information by the Company, any Affiliate thereof, or any of their representatives.

(b)           The Company and its Subsidiaries use reasonable best efforts to protect the privacy of sensitive data, including non-public information (“Data”) that the Company or any of its Subsidiaries collects, uses, maintains or transmits and to prevent unauthorized access to, and use or disclosure of, such Data by any unauthorized Person.  Since December 31, 2012, neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any third Person acting on behalf of the Company or any of its Subsidiaries, has had a material breach of security of any Data that the Company or any of its Subsidiaries (or a third Person acting on behalf of the Company or any of its Subsidiaries) collects, uses, maintains or transmits.

(c)           To the Knowledge of the Company, neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby will result in any violation, in any material respect, of (i) any of the Company’s or any of its Subsidiaries’ privacy policies or terms of use or (ii) any agreement of the Company or any of its Subsidiaries with respect to the collection, use, disclosure, disposal, maintenance, and transmission of data and non-public information.

4.27.           Health Care Laws.  Since December 31, 2012, the Company and each Affiliate thereof, and, to the Knowledge of the Company, each of their respective representatives, has been in compliance, in all material respects, with all applicable Laws relating to healthcare regulatory matters, including:  (1) 42. U.S.C.  §§ 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Fraud Statutes”; (2) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute”; (3) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (4) 18 U.S.C. § 666, which is commonly referred to as the “Federal Bribery Statute”; (5) 42 U.S.C. §§ 1320a through 7b(b), which is commonly referred to as the “Anti-Kickback Statute”; (6) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §17921 et seq.) and (7) any similar federal, state or local statutes or regulations (collectively, the “Health Care Laws”).

4.28.           Additional Health Care Matters.

(a)           Except as set forth on Schedule 4.28(a), to the Knowledge of the Company, since December 31, 2012, neither the Company nor its Affiliates, nor either of their respective representatives:

(i)            has been convicted of or charged with any violation of applicable Law related to any Governmental Program;

(ii)           has been convicted of, charged with, or, to the Knowledge of the Company, investigated for, any violation of applicable Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances;

(iii)          to the Knowledge of the Company, is or has been the subject of any inquiry or investigation by any Governmental Authority with respect to any alleged Health Care Law violation;

(iv)          is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any Governmental Program or has committed any violation of applicable Health Care Law that is reasonably expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility;

(v)           has been assessed a civil monetary penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder;

(vi)          is or has been a party to a corporate integrity agreement or other settlement agreement with the Office of the Inspector General of the United States Department of Health and Human Services, the Centers for Medicare & Medicaid Services, the United States Department of Justice, any Medicaid Fraud Control Unit, or any state Attorney General, as a result of an alleged violation of any applicable Health Care Law; or

(vii)         is or has been a party to or subject to any criminal, civil or administrative action or proceeding, or to the Knowledge of the Company, any threatened action or proceeding, concerning any Health Care Law violation.

(b)           The Company has not received any written notice indicating that its qualification as a participating provider in any Governmental Program or Private Program may be terminated or withdrawn, nor, to the Knowledge of the Company, is there a reasonable basis under which such qualification may be terminated or withdrawn.

(c)           To the Knowledge of the Company, since December 31, 2013, no Person (terminated employee, contractor or otherwise) has raised allegations relative to the Company that would qualify such Person as a relator under the Federal False Claims Act (31 U.S.C. §§ 3729-3733) or any state false claims act, including allegations of non-compliance with any Health Care Law.

4.29.           Anti-Corruption and Trade Controls.

(a)           The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any Person acting for or on behalf of the Company or any of its Subsidiaries (collectively, the “Relevant Persons”), have not violated any provision of any applicable anti-corruption or anti-bribery laws or regulations.

(b)           The Relevant Persons have not directly or indirectly made any payment or any other transfer of value (or offer, promise, or authorization thereof) to any individual or entity, including any Government Official, for the purpose of: (i) improperly influencing or inducing such individual or entity to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty, (ii) inducing such individual or entity to influence improperly his or her or its employer, public or private, or any Governmental Authority, to affect an act or decision of such employer or Governmental Authority, including to assist any individual or entity in obtaining or retaining business or (iii) securing any improper advantage.

(c)           The Relevant Persons have not, in the past five years, in the course of their actions for, or on behalf of, the Company or any of its Subsidiaries engaged in any transactions or dealings with (i) parties resident in North Korea, Cuba, Iran, Syria, Myanmar or Sudan, (ii) parties that are the target of U.S. economic sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) or (iii) prohibited by any law administered by OFAC.

4.30.           Corporate Integrity Agreement.  Except as set forth on Schedule 4.30, neither the Company nor any of its Affiliates nor, to the Knowledge of the Company, any of their respective representatives, has engaged in any activities that constitute a material breach under the terms of the Corporate Integrity Agreement.

4.31.           Receivables.  All accounts, notes receivable and other receivables reflected on the Interim Financial Statements, and all accounts, notes receivable and other receivables arising from or otherwise relating to the business of the Company and its Subsidiaries between the date of the Interim Financial Statements and the date hereof, result from bona fide transactions.  The accounts, notes receivable and other receivables reflected on the Interim Financial Statements are stated thereon as of the dates of preparation of the Interim Financial Statements in accordance with GAAP, consistently applied, including allowances for doubtful accounts.

4.32.           No Additional Representations and Warranties.  Except as provided in this Article IV neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Buyer or Merger Sub or their Affiliates.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

5.1.             Corporate Organization.  Each of Buyer and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.  The copies of the certificate of incorporation of each of Buyer and Merger Sub and their bylaws, respectively, previously delivered by Buyer to the Company, are true and complete.  Each of Buyer and Merger Sub is duly licensed or qualified and (where applicable) in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on Buyer or Merger Sub.

5.2.             Due Authorization.  Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of each of Buyer and Merger Sub, and no other corporate action (including any stockholder vote or other action) on the part of Buyer or Merger Sub is necessary to authorize this Agreement.  This Agreement has been duly and validly executed and delivered by each of Buyer and Merger Sub and (assuming this Agreement constitutes a legal, valid and binding obligation of the Company and the Holder Representative) this Agreement constitutes a legal, valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to the Remedies Exception.

5.3.             No Conflict.  Except as set forth on Schedule 5.3, the execution and delivery of this Agreement by Buyer and Merger Sub and the consummation of the transactions contemplated hereby do not and will not (a) violate any provision of, or result in the breach of any applicable Law, (b) conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer or any Subsidiary of Buyer (including Merger Sub), or (c) violate any provision of or result in a breach of any agreement, indenture or other instrument to which Buyer or any Subsidiary of Buyer (including Merger Sub) is a party or by which Buyer or any Subsidiary of Buyer (including Merger Sub) may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Buyer or any Subsidiary of Buyer (including Merger Sub) or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except for items that would not have, or be reasonably expected to have, a material and adverse effect on the ability of Buyer or Merger Sub to enter into and perform its obligations under this Agreement.

5.4.             Litigation and Proceedings.  There are no Actions pending or, to the Knowledge of Buyer, threatened, against or involving Buyer or Merger Sub which, if determined adversely, have, or could reasonably be expected to have, a material and adverse effect on the ability of Buyer or Merger Sub to enter into and perform its obligations under this Agreement.  There is no unsatisfied judgment or any open injunction binding upon Buyer or Merger Sub which has, or could reasonably be expected to have, a material and adverse effect on the ability of Buyer or Merger Sub to enter into and perform its obligations under this Agreement.

5.5.             Governmental Consents.  Assuming the truth and completeness of the representations and warranties of the Company contained in Section 4.5, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Buyer or Merger Sub with respect to Buyer or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a material and adverse effect on the Company and its Subsidiaries, taken as a whole, (c) as otherwise disclosed on Schedule 5.5, (d) applicable requirements of any state or federal securities Laws and (e) the filing of the Certificate of Merger in accordance with the DGCL.

5.6.             Financial Ability.  As of the date of this Agreement, Guarantor has received an executed debt commitment letter dated the date hereof (the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”), pursuant to which the Lenders have committed, subject to the terms and conditions set forth therein, to provide Guarantor debt financing in cash in the aggregate amount set forth in the Debt Commitment Letter (the “Committed Financing”), the proceeds of which will be made available to Buyer.  A true and complete copy of the fully executed Debt Commitment Letter as in effect on the date hereof has been provided to the Company.  A true and complete copy of the fee letter related to the Debt Commitment Letter (such fee letter, including all exhibits, schedules, annexes, supplements and amendments thereto, collectively, the “Debt Fee Letter”) as in effect on the date hereof has been provided to the Company, except that provisions contained therein related solely to fees, pricing terms, pricing caps, other economic terms (other than covenants) and any “market flex” agreed to by the parties thereto, in each case, that do not impose additional conditionality, may be redacted.  Buyer has fully paid any and all commitment or other fees required by the Debt Commitment Letter to be paid on or before the date hereof.  As of the date hereof, the Debt Commitment Letter is valid and in full force and effect and enforceable against Buyer and each other party thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity.  As of the date hereof, (i) there are no conditions precedent or other contractual contingencies related to the Committed Financing as contemplated by the Debt Commitment Letter other than as expressly set forth in the Debt Commitment Letter, (ii) none of the respective commitments contained in the Debt Commitment Letter has been withdrawn or rescinded in any respect and (iii) no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a material breach thereunder on the part of Buyer or Merger Sub.  As of the date hereof, neither Buyer nor Merger Sub has any Knowledge that any amendment or modification to, or withdrawal, termination or rescission of, any Debt Commitment Letter is contemplated; provided, that the existence or exercise of “market flex” provisions contained in the Debt Fee Letter (to the extent such provisions do not add additional conditionality) shall not constitute an amendment or modification of the Debt Commitment Letter.  The aggregate proceeds contemplated by the Debt Commitment Letter, together with available cash of Buyer and Merger Sub, will be sufficient for Merger Sub and the Surviving Corporation to complete the transactions contemplated by this Agreement and to pay all fees and expenses required to be paid by Buyer or Merger Sub in connection with the transactions contemplated by this Agreement.  As of the date hereof and assuming the satisfaction of the conditions to Closing set forth in Sections 9.2(a) and 9.2(b), neither Buyer nor Merger Sub has Knowledge of any circumstances that could reasonably be expected to lead to the conditions to the Committed Financing not being satisfied or the Committed Financing not being available to Buyer and Merger Sub on the Closing Date.

5.7.             Brokers’ Fees.  Except fees described on Schedule 5.7 (which fees shall be the responsibility of Buyer), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.

5.8.             Solvency; Surviving Corporation After the Merger.  None of Buyer or Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors.  Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the Merger, at and immediately after the Effective Time, each of Buyer and the Surviving Corporation will be Solvent.

5.9.             No Outside Reliance.  Notwithstanding anything contained in this Article V or any other provision hereof, each of Buyer, Merger Sub and any of their respective directors, officers, employees, stockholders, partners, members or representatives acknowledge and agree that Buyer and Merger Sub have made their own investigation of the Company and the Company’s Subsidiaries and that neither the Company, nor any of its Affiliates, nor any of their respective agents or representatives, has made, or is making, any representation or warranty whatsoever, express or implied (and neither Buyer nor Merger Sub has relied on any representation, warranty or statement of any kind by the Company or any of its Affiliates or any of its agents or representatives), beyond those expressly given in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries.  Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Buyer, Merger Sub or any of their respective Affiliates, agents or representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Buyer, Merger Sub or any of their respective Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement.  Except as otherwise expressly set forth in this Agreement, each of Buyer and Merger Sub understands and agrees that any inventory, equipment, vehicles, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and, subject only to the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

5.10.           Acquisition of Interests for Investment.  Each of Buyer and Merger Sub has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Merger.  Each of Buyer and Merger Sub confirms that the Company has made available to Buyer and Merger Sub and Buyer’s and Merger Sub’s agents and representatives the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries as well as access to the documents, information and records of the Company and its Subsidiaries and to acquire additional information about the business and financial condition of the Company and its Subsidiaries, and each of Buyer and Merger Sub confirms that it has made an independent investigation, analysis and evaluation of the Company and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records.  Buyer is acquiring the stock of the Surviving Corporation for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling common stock of the Surviving Corporation.  Buyer understands and agrees that common stock of the Surviving

Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended (the “Securities Act”), except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

ARTICLE VI.
COVENANTS OF THE COMPANY

6.1.             Conduct of Business.

(a)           From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as would constitute a violation of applicable Law, as contemplated by this Agreement, as set forth on Schedule 6.1 or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its commercially reasonable efforts to (x) operate its business in the ordinary course and substantially in accordance with past practice, (y) maintain in effect all of its material licenses, provider numbers, approvals, consents, registrations and permits necessary to maintain and conduct the business and (z) maintain in effect the material business relationships of the Company.  Without limiting the generality of the foregoing, except as would constitute a violation of applicable Law, as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), as contemplated by this Agreement or as set forth on Schedule 6.1, the Company shall not, and the Company shall cause its Subsidiaries not to:

(i)        change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, except as otherwise required by Law;

(ii)       transfer, issue, sell or dispose of any shares of capital stock, equity awards or other equity securities of the Company or any of its Subsidiaries, or repurchase, redeem or otherwise acquire any shares of capital stock or other equity securities of the Company or any of its Subsidiaries (other than repurchases made in connection with the termination of employment of employees of the Company or any of its Subsidiaries);

(iii)      make or declare any dividend or distribution of assets of the Company or any Subsidiaries to any stockholder of the Company;

(iv)      except in the ordinary course of business, materially and adversely modify or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on Schedule 4.12 or any material insurance policy listed on Schedule 4.17;

(v)       sell, assign, transfer, convey, lease or otherwise dispose of any assets or properties that would be material to the Company and its Subsidiaries,

taken as a whole, except in the ordinary course of business consistent with past practice;

(vi)      create any material Lien on any assets or properties (whether tangible or intangible) of the Company or any of its Subsidiaries, other than Permitted Liens;

(vii)     except (A) as otherwise required by Law or (B) as required pursuant to existing Company Benefit Plans or Contracts of the Company or any of its Subsidiaries as in effect on the date hereof, (I) grant or increase any compensation (including any retention or change in control bonus), benefits or severance or termination pay to any current or former employee, officer, director or independent contractor of the Company or its Subsidiaries other than increases to salary or base wages in the ordinary course of business and consistent with past practice, (II) other than Standard Offer Letters, adopt, enter into, amend or terminate any Company Benefit Plan (including any plan, Contract or arrangement that would be a Company Benefit Plan if in effect on the date hereof), (III) loan or advance any money or other property to any employee, officer, director or independent contractor of the Company or any of its Subsidiaries, other than for travel and business advances made in the ordinary course of business consistent with past practices or (IV) accelerate the vesting, funding (including by a rabbi trust) or payment of compensation or benefits under any Company Benefit Plan;

(viii)    enter into, renew or materially amend any collective bargaining agreement, except (A) as required by applicable Law or (B) any collective bargaining agreement which, either individually or in the aggregate, does not exceed $500,000 in annual expenditures;

(ix)      acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(x)       enter into any new commitments to make any capital expenditures in excess of the Company’s capital expenditure budget set forth on Schedule 6.1(a)(x) or materially defer any capital expenditures set forth on such capital expenditures budget;

(xi)      make any loans or advances of money to any Person (other than the Company and its Subsidiaries), except for de minimis advances to employees, officers or directors of the Company or any of its Subsidiaries in the ordinary course of business;

(xii)     make, change or rescind any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds (other than a claim that, unless made prior to the Closing, would result in a surrender of the underlying refund), enter into any material closing agreement, settle any material Tax claim, audit or assessment or take any affirmative action to surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(xiii)    except as required by GAAP, make any material change to any accounting principles, methods or practices;

(xiv)    incur or guarantee any indebtedness for borrowed money other than in connection with borrowings under the Company’s existing Credit Documents;

(xv)     settle, or offer or propose to settle, any Action adverse to the Company (other than with respect to any Claim (as defined in the Reorganization Plan) that is not reasonably expected to result in a payment by the Company in excess of $1,000,000) for an amount in excess of the greater of (A) the amount reserved for such Action in the Financial Statements and (B) $1,000,000;

(xvi)    cancel any indebtedness owed to the Company or its Subsidiaries or waive any claims or rights of substantial value, in each case other than in the ordinary course of business;

(xvii)   materially change its collection practices in respect of accounts receivable or payment practices in respect of accounts payable;

(xviii)  adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger); or

(xix)    enter into any agreement to do any action prohibited under this Section 6.1(a).

(b)           Nothing contained in this Agreement shall give Buyer, directly or indirectly, any right to control or direct the operations of the Company and its Subsidiaries prior to the Closing.  Prior to the Closing, each of the Company and Buyer shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

(c)           Buyer and Merger Sub shall not, and shall not permit any of their respective Subsidiaries to, take any action or fail to take any action that could reasonably be expected to result in any of the conditions set forth in Article IX not being satisfied or that could otherwise be reasonably expected to prevent or delay the consummation of the transactions contemplated this Agreement.

6.2.             Inspection.  Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, during the Interim Period the Company shall, and shall cause its Subsidiaries to, (a) afford to Buyer and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with financial and operating data and other information concerning the affairs of the Company and its Subsidiaries, in each case, as such representatives may reasonably request for the sole purpose of preparing for the operation of the business of the Company and its Subsidiaries following the Closing and (b) maintain available to Buyer and its Representatives the electronic data room access, to the extent granted to Buyer and its Representatives prior to the date hereof, in connection with Buyer’s evaluation of the transactions contemplated by this Agreement; provided, that (i) neither the Company nor any of its Subsidiaries will be required to afford access or disclose information that would, in the sole judgment of the Company based on reasonable advice of counsel, jeopardize attorney client or other form of privilege, contravene any binding agreement with any third party or violate any Law or regulation, (ii) such investigation shall only be upon reasonable notice and shall be at Buyer’s sole cost and expense; and (iii) Buyer and its representatives shall not be permitted to perform any environmental sampling at any Owned Real Property or Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions.  All information obtained by Buyer, Merger Sub and their respective representatives pursuant to such inspection or otherwise under this Agreement shall be subject to the Confidentiality Agreement.

6.3.             HSR Act.

(a)           In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) (a) promptly but in no event later than ten (10) Business Days after the date hereof submit a notification under the HSR Act with respect to the Merger and (b) use its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.  The Company shall (x) use commercially reasonable efforts to substantially comply with any Information or Document Request and (y) request early termination of any waiting period under the HSR Act.

(b)           The Company shall promptly furnish to Buyer copies of any notices or written communications received by the Company or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Buyer an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed substantive written communications by the Company and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not enter into any agreement with any Governmental Authority without the written consent of Buyer.  The Company agrees to provide Buyer and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

6.4.             Cooperation with Financing.  During the Interim Period, the Company shall use its reasonable best efforts to cooperate, and cause the officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to cooperate, with Buyer to the extent necessary in connection with the arrangement of the Committed Financing or any high yield bonds and/or equity securities being issued in lieu of any portion of the Committed Financing (collectively, the “Financing”) as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and such cooperation, including the completion or furnishing of any of the financial statements or other information described in this Section 6.4 (other than the furnishing of the Required Information), shall not constitute a condition to the Closing or a condition to the Buyer’s obligations to consummate the Merger), including:

(a)           furnishing to Buyer, as promptly as reasonably practicable following request therefor, the following:

(i)                                                 the audited consolidated balance sheet and statements of operations and comprehensive loss, changes in stockholder’s equity and cash flows of Opco and its Subsidiaries as of and for the twelve-month periods ended December 31, 2013 (in respect of Opco’s predecessor entity other than in the case of the balance sheet) and December 31, 2014, together with the auditor’s reports thereon, and for each subsequent fiscal year ended at least 90 days prior to the Closing Date;

(ii)               the unaudited consolidated balance sheet and statements of operations and comprehensive loss and cash flow of Opco and its Subsidiaries for each interim period subsequent to December 31, 2014 ended at least 45 days prior to the Closing Date, and for the comparable period of the prior fiscal year, in each case of clauses (i) and (ii), prepared in accordance with GAAP (which unaudited interim financial statements shall not be required to be reviewed by any independent accounting firm or be accompanied by any notes thereto);

(iii)              financial and other information with respect to Opco and its Subsidiaries reasonably necessary for Buyer to prepare pro forma financial statements (including financial information with respect to Opco and its Subsidiaries as of and for the twelve-month period ending on the most recent balance sheet date of Opco provided pursuant to clauses (i) or (ii) above, prepared by Buyer after giving effect to the transactions contemplated hereby and the Financing as if such transactions and the Financing had occurred as of such date (in the case of balance sheets) or at the beginning of such period (in the case of other financial statements)) required in connection with the Committed Financing; and

(iv)              such financial and other information regarding the Company and its Subsidiaries reasonably requested by Buyer as is customarily required in connection with the execution of a loan financing of a type similar to the Committed Financing;

(b)           using its reasonable best efforts to furnish to Buyer as promptly as reasonably practicable following written request therefor, such request to be made only if such financial statements or other information and data would be required in connection with the Financing (other than the Committed Financing) by Section 3-05 of Regulation S-X (in the case of a Financing consisting of equity securities or registered debt securities) or would be customarily included in an offering memorandum for private placements for similarly situated issuers under Rule 144A of the Securities Act (in the case of a Financing consisting of 144A high yield debt securities), after taking into account the transactions contemplated by this Agreement individually or in the aggregate with any other consummated or probable acquisitions by Guarantor or its Subsidiaries:

(i)                                                 the audited consolidated balance sheet and statements of operations and comprehensive loss, changes in stockholder’s equity and cash flows of the Company and its Subsidiaries as of and for the twelve-month periods ended December 31, 2013 (in respect of the Company’s predecessor entity other than in the case of the balance sheet) and December 31, 2014, together with the auditor’s reports thereon, and for each subsequent fiscal year ended at least 90 days prior to the Closing Date;

(ii)               the unaudited consolidated balance sheet and statements of operations and comprehensive loss and cash flow of the Company and its Subsidiaries for each interim period subsequent to December 31, 2014 ended at least 45 days prior to the Closing Date, and for the comparable period of the prior fiscal year (reviewed by the Company’s independent accountants as provided in AU Section 722, Interim Financial Information), in each case, prepared in accordance with GAAP and in compliance with Regulation S-X; and

(iii)              financial and other information with respect to the Company and its Subsidiaries necessary for Buyer to prepare pro forma financial statements (including financial information with respect to the Company and its Subsidiaries as of the most recent balance sheet date of the Company provided pursuant to clauses (i) or (ii) above and for the most recent fiscal year of the Company and its Subsidiaries for which audited financial statements have been provided pursuant to the foregoing clause (i) and for each subsequent interim period of the Company and its Subsidiaries for which financial statements have been provided pursuant to the foregoing clause (ii), prepared by Buyer after giving effect to the transactions contemplated hereby and the Financing as if such transactions and the Financing had occurred as of such date (in the case of balance sheets) or at the beginning of such period (in the case of other financial statements)), and in each case, prepared by Buyer in accordance with applicable provisions of GAAP and Regulation S-X and Regulation S-K;

provided that Buyer shall provide personnel support to the Company as the Company may reasonably request in connection with the preparation of the financial statements described in this Section 6.4(b).

(c)           furnishing to Buyer, as promptly as reasonably practicable following request therefor, business, financial and other operating data which Buyer, in good faith, believes is necessary to disclose in the Marketing Materials in connection with the Financing (other than the Committed Financing), or, in connection with a Financing other than the Committed Financing, as otherwise necessary to receive from the Company’s and its Subsidiaries’ independent accountants (and any other accountant to the extent financial statements of the Company and its Subsidiaries audited or reviewed by such accountants are or would be included in such Marketing Materials) customary “comfort” (including “negative assurance” comfort, in the case of Section 6.4(b)), for offerings of high-yield debt securities or equity securities, as applicable, together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon the “pricing” and closing of any offering of high yield bonds or equity securities, with respect to the financial data of the Company and its Subsidiaries to be included in such Marketing Materials;

(d)           furnishing records, data or other information necessary to support, to the extent reasonably possible and practicable, any statistical information or claims made by Buyer relating to the Company and its Subsidiaries which Buyer, in good faith, believes is necessary to disclose in the Marketing Materials;

(e)           consenting to Guarantor’s filing or furnishing of one or more Current Reports on Form 8-K with the SEC disclosing information (including historical financial statements and pro forma financial statements and, in the case of a Financing other than the Committed Financing, using its reasonable best efforts to cause the Company’s and its Subsidiaries’ auditors to provide a consent for the inclusion of their auditor report in such Form 8-K) relating to the Company and its Subsidiaries which may be included or incorporated by reference in any lender presentation, high yield roadshow presentation, private placement memorandum, syndication memorandum, bank information memorandum, offering memorandum, registration statement (or any prospectus or prospectus supplement included in any such registration statement), equity roadshow presentation or any other marketing document related to the Financing (together with such filed or furnished Current Reports on Form 8-K, collectively, the “Marketing Materials”) which Buyer, in good faith, reasonably believes Guarantor is required to disclose publicly in order for Guarantor to be in compliance with applicable securities laws, including Regulation S-X and Regulation FD, in connection with the Financing;

(f)            causing officers that will be officers of the Company or a guarantor following the Effective Time to execute any guarantees, security documents and other customary certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by Buyer and authorized by the post-Effective Date board of directors;

(g)           cooperating with the Committed Financing Sources’ and/or the underwriters’ due diligence, as applicable, to the extent customary, reasonable and practicable and to the extent not unreasonably interfering with the business of the Company or its Subsidiaries;

(h)           furnishing Buyer, the Committed Financing Sources and/or the underwriters, as applicable, promptly with all documentation and other information which any

Committed Financing Source or underwriter has reasonably requested in writing at least ten (10) calendar days prior to the Closing Date and that such Person has determined is required by regulatory authorities in connection with such Financing, under applicable “know your customer” and anti-money laundering rules and regulations including, without limitation, the PATRIOT Act;

(i)            cooperating with Buyer and Buyer’s efforts to obtain corporate issue and facilities ratings, as reasonably requested by Buyer to the extent not unreasonably interfering with the business of the Company or its Subsidiaries; and

(j)            using reasonable best efforts to cooperate with Buyer to satisfy the conditions precedent to the Committed Financing to the extent within the control of the Company and its Subsidiaries;

provided, with respect to the entirety of Section 6.4, that (i) none of the Company or any of its Subsidiaries shall be required to incur any liability in connection with the Financing prior to the Effective Time, (ii) nothing in this Section 6.4 shall constitute a condition to Closing or require cooperation to the extent that it would (A) cause any condition to Closing set forth in Article IX to not be satisfied or otherwise cause any breach of this Agreement or (B) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with or violate the Company or its Subsidiaries’ organization documents or any Law, or result in the contravention of, or result in a violation or breach of, or default under, any material Contract, (iii) the pre-Closing board of directors of the Company or any of its Subsidiaries and the officers, directors, managers and general partners of the Company or any of its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents or instruments pursuant to which the Financing is obtained, (iv) none of the Company or any of its Subsidiaries shall be required to execute prior to the Effective Time any Debt Document or other definitive financing documents, including any credit or other agreements, guaranty, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing, except for the prepayment, termination or redemption notices set forth in Section 3.7 and except to the extent such documents are to be executed by the officers of the Company or its Subsidiaries that will continue to be employed in such role by such entity following the Effective Time, are authorized by the post Effective Time board of directors and do not become effective prior to the Effective Time and (v) Buyer and Merger Sub shall jointly and severally indemnify, defend and hold harmless the Company, the Company’s Subsidiaries and their respective Affiliates, and their respective pre-Closing directors, managers, general partners, officers, employees and representatives, from and against any liability or obligation to providers of the Financing or otherwise in connection with the Financing, except to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of the Company, any of its Subsidiaries, or any of their Representatives, or to information provided by the Company or use in connection therewith but only to the extent such information is information as to which the Company has made representations and warranties in Article IV of this Agreement.  Buyer shall promptly reimburse the Company and its Subsidiaries for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.4 and, to the extent Buyer does not reimburse the Company or its applicable Subsidiary for any such cost or expense on or prior to the date of the Closing Statement, the Company shall be deemed to have a current asset in the amount of such unreimbursed costs and expenses (and no such amounts shall be included as current liabilities in the Closing Statement calculation or included in the calculation of Outstanding Company Expenses).

The Company shall, and shall cause each of its Subsidiaries to, supplement any information furnished pursuant to Section 6.4 on a reasonably current basis to the extent that any such information, to the Knowledge of the Company, contains any material misstatement of fact with respect to the Company and its Subsidiaries or omits to state any material fact necessary to make such information not materially misleading with respect to the Company and its Subsidiaries.

Each of the Company and its Subsidiaries hereby consents to the reasonable use of all of its logos, names, and trademarks by Buyer and/or Merger Sub in connection with the Financing; provided, that such logos, names and trademarks shall be used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or its Subsidiaries, or the Company’s or any of its Subsidiaries’ reputation or goodwill.

The Company shall use its commercially reasonable efforts to cooperate, and cause the officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to cooperate with Buyer as provided by, and subject to the final proviso and expense reimbursement provisions set forth in, this Section 6.4, mutatis mutandis, in connection with any debt or equity financing of Buyer or Buyer’s affiliates of a type similar to the Financing (whether or not in connection with the transactions contemplated by the Agreement) as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and such cooperation, including the completion or furnishing of any of the financial statements or other information, shall not constitute a condition to the Closing or a condition to the Buyer’s obligations to consummate the Merger).

6.5.             Shareholder Approvals.

(a)           Promptly (and in any event within two (2) Business Days) following the execution of this Agreement, the Company shall, upon consideration of the recommendation of the board of directors of the Company, obtain the Company Stockholder Approval and the Preferred Stockholder Approvals and deliver copies to Buyer of the Shareholder Approvals and Shareholder Joinder Agreements executed by Holders of sixty percent (60%) of the outstanding Common Shares (calculated on an Aggregate Fully-Diluted Common Shares basis).  Prior to the Closing, the Company shall use its reasonable best efforts to obtain and deliver to Buyer prior to the Closing, copies of Shareholder Joinder Agreements executed by the Holders of Common Shares who did not deliver Shareholder Joinder Agreements pursuant to the preceding sentence.

(b)           No later than ten (10) days after the receipt by the Company of the Shareholder Approvals, the Company shall deliver an information statement (the “Information Statement”) in form and substance reasonably acceptable to Buyer to the stockholders of the Company in compliance with Sections 228(e) and 262 of the DGCL.  The Company will give Buyer reasonable opportunity to review and comment on the Information Statement (but in no event less than two (2) Business Days) and the Company will consider in good faith any comments that Buyer or its representatives have with respect to the Information Statement.

6.6.             FIRPTA Certificate.  At, or prior to, the Closing, the Company shall deliver to Buyer a certificate in accordance with Treasury Regulations Section 1.897-2(h) for purposes of satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3).

6.7.             280G.  If required to avoid the imposition of Taxes under Section 4999 of the Code with respect to any payment or benefit in connection with this Agreement or the transactions contemplated by this Agreement, the Company shall, (a) use reasonable best efforts to obtain a written waiver from each Person who is a “disqualified individual” (within the meaning of Section 280G of the Code) who would otherwise receive any “excess parachute payments” (within the meaning of Section 280G of the Code), waiving such Person’s right to receive such payments and accepting in substitution therefore the right to receive such payments only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and (b) reasonably in advance of the Closing Date, deliver to its stockholders (whether direct or indirect to the extent required) a disclosure statement which satisfies its disclosure obligations under Section 280G(b)(5)(B) of the Code and the regulations thereunder, and which solicits and recommends that its stockholders vote in favor of the transactions disclosed therein through a vote meeting the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder.  The Company shall provide Buyer and its representatives with a copy of such waivers and disclosure statement within a reasonable time prior to delivery to the Company’s stockholders and shall consider in good faith any comments made by Buyer or its representatives regarding the content of such disclosure statement.

6.8.             Termination of 401(k) Plan.  If requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective the day immediately prior to the Closing Date.  In the event that Buyer requests that the Company 401(k) Plan be terminated, the Company shall provide Buyer with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Buyer) not later than the Business Day immediately preceding the Closing Date.  If Buyer requests that the Company 401(k) Plan be so terminated, (x) the Company shall take any and all action as may be reasonably required, including amendments to the Company 401(k) Plan, to permit each Company Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in an amount equal to the full account balance distributed or distributable to such Company Employee from the Company 401(k) Plan to a tax-qualified defined contribution retirement plan designated by Buyer and (y) if necessary in Buyer’s reasonable discretion, Buyer agrees to amend, or cause to be amended, the Buyer 401(k) Plan to accept a rollover of all outstanding loans from the Company 401(k) Plan as of the Closing Date.

6.9.             Exclusive Dealing.  During the Interim Period, the Company shall not take, and shall use commercially reasonable efforts to ensure its Representatives do not take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Buyer, Merger Sub and/or their respective Affiliates or as contemplated by this Agreement) concerning any purchase of any of the Company’s equity securities or any merger, sale of substantially all of the Company’s assets or  a similar transaction involving the Company or any of its Subsidiaries, other than assets sold in the ordinary course of business (each such acquisition transaction, an “Acquisition Transaction”).  Notwithstanding the foregoing, the Company may respond to any unsolicited proposal regarding an Acquisition Transaction by indicating that the Company is subject to an exclusivity obligation and is unable to provide any information related to the Company or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction for as long as that exclusivity obligation remains in effect.

6.10.           Joint Venture.  Prior to the Closing, the Company shall use reasonable best efforts to (a) cause Southwest General Services of Dallas, LLC to be wound up or dissolved, (b) transfer its equity interest in Southwest General Services of Dallas, LLC to the other equityholder of such entity or to a third party or (c) cause the other equityholder of Southwest General Services of Dallas, LLC to transfer its equity interest to the Company, and the Company shall consult with Buyer in good faith prior to taking one of the actions described in this Section 6.10.

ARTICLE VII.
COVENANTS OF BUYER

7.1.             HSR Act and Regulatory Approvals.

(a)           In connection with the transactions contemplated by this Agreement, Buyer shall (and, to the extent required, shall cause its Affiliates to) promptly but in no event later than ten (10) Business Days after the date hereof submit a notification under the HSR Act with respect to the Merger.  Buyer shall use its commercially reasonable efforts to substantially comply with any Information or Document Request.

(b)           Buyer shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c)           Notwithstanding anything in this Agreement to the contrary (including the other provisions of this Section 7.1), it is expressly understood and agreed that: (i) the Company and its Affiliates shall not give any undertakings, make any commitments or enter into any agreements that would be binding upon Buyer or any of its Affiliates, including, after the Closing, the Surviving Corporation, without the prior written consent of Buyer and (ii) neither Buyer nor any of its Affiliates (including, after the Closing, the Surviving Corporation and its Subsidiaries) shall be required to take any action that could reasonably be expected to constitute a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on Buyer and its Subsidiaries, taken as a whole.

(d)           Buyer shall promptly furnish to the Company and the Holder Representative copies of any notices or written communications received by Buyer or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and Buyer shall permit counsel to the Company an opportunity to review in advance, and Buyer shall consider in good faith the views of such counsel in connection with, any proposed substantive written communications by Buyer and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that, with the exception of Buyer’s right to withdraw and refile the notification under the HSR Act once, Buyer shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the Company.  Buyer agrees to provide the Company, the Holder Representative and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Buyer and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e)           Buyer shall be solely responsible for and pay all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

7.2.             Indemnification and Insurance.

(a)           From and after the Effective Time, Buyer agrees that it shall indemnify and hold harmless each present and former director and officer of the Company and any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time relating to acts or omissions in their capacities as officers or directors, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law).  Without limiting the foregoing, Buyer shall cause the Company and each of its Subsidiaries (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws and other organizational documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)           For a period of six (6) years from the Effective Time, Buyer shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Buyer or the Surviving Corporation may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing a prepaid, non-cancelable six-year “tail” policy in an amount not greater than 300% of the annual premiums paid for such insurance, containing terms not less favorable than the terms of such current insurance coverage with respect to matters existing or occurring at or prior to the Effective Time, the premium for which shall be paid by Buyer, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.2 shall be continued in respect of such claim until the final disposition thereof.

(c)           The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Person entitled to indemnification under this Section 7.2 (an “Indemnified Person”) may at any time be entitled.  No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.  The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent or subsequent assertion of any other right or remedy.  Buyer hereby acknowledges that the Indemnified Persons have or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons (collectively, “Other Indemnitors”).  Buyer hereby agrees that, with respect to any advancement or indemnification obligation owed, at any time, to an Indemnified Person by Buyer, the Surviving Corporation or any of its Subsidiaries or any Other Indemnitor, whether pursuant to any certificate of incorporation, by-laws, partnership agreement, operating agreement, indemnification agreement or other document or agreement and/or pursuant to this Section 7.2 (any of the foregoing, an “Indemnification Obligation”), Buyer shall, and shall cause the Surviving Corporation and its Subsidiaries to (i) jointly and severally, and at all times, be the indemnitors of first resort (i.e., Buyer’s, the Surviving Corporation’s and its Subsidiaries’ obligations to an Indemnified Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by a Indemnified Person shall be secondary), (ii) at all times, be required to advance, and shall be liable, jointly and severally, for, the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement or any Indemnification Obligation, without regard to any rights that an Indemnified Person may have against the Other Indemnitors.  Furthermore, Buyer irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the Indemnified Person must seek expense advancement or reimbursement, or indemnification, from any Other Indemnitor before the Surviving Corporation or its Subsidiaries or Buyer must perform its expense advancement and reimbursement, and indemnification obligations, under this Agreement.  Buyer hereby further agrees that no advancement, indemnification or other payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which an Indemnified Person has sought indemnification from Buyer or the Surviving Corporation or its Subsidiaries shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Indemnified Person against Buyer, the Surviving Corporation or its Subsidiaries, and Buyer or the Surviving Corporation or its Subsidiaries shall jointly and severally indemnify and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of such Indemnified Person to the extent such amounts would have otherwise been payable by Buyer or the Surviving Corporation or its Subsidiaries under any Indemnification Obligation.

(d)           Notwithstanding anything contained in this Agreement to the contrary, this Section 7.2 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Buyer and the Surviving Corporation.  In the event that Buyer or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.2; provided, that recourse shall first be against the “tail” policy until it is exhausted before recovery against Buyer shall take place.

7.3.             Employment Matters.

(a)           For a period of not less than one (1) year following the Closing Date, Buyer shall, or shall cause the Surviving Corporation or an Affiliate thereof to, provide each non-union represented employee of the Company or any of its Subsidiaries employed on the Closing Date (other than any employee whose employment is demoted or terminated for any reason following the Effective Time) (“Continuing Employees”) with: (i) annual base salary, short-term target incentive compensation opportunities and employee benefits (but excluding equity and equity-based incentives, retention bonuses and other change in control entitlements and retirement compensation and benefits, other than under a defined contribution plan) that are substantially comparable in the aggregate to, in Buyer’s discretion, (A) the compensation and benefits (subject to the same exclusions) provided to such Continuing Employee immediately prior to the Closing Date, (B) the compensation and benefits (subject to the same exclusions)that Buyer or its Affiliates provide to their similarly situated employees during such period and (C) some combination of the foregoing; provided that for any Continuing Employee who is demoted at or following the Effective Time, the level of compensation and benefits to be provided to such Continuing Employee pursuant to this Section 7.3(a) shall be determined by the position of such Continuing Employee after giving effect to such demotion.

(b)           From and after the Closing, Buyer shall give each Continuing Employee full credit for such Continuing Employee’s service with the Company or any of its Subsidiaries and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies, vesting and benefit accrual) under any employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by Buyer or any of its Subsidiaries in which such Continuing Employee participates, except to the extent such credit would result in the duplication of benefits for the same period of service.  Notwithstanding the foregoing, to the extent permitted under applicable Law, Buyer shall not be required to provide credit for such service for vesting or benefit accrual purposes under any benefit plan, program, agreement or arrangement of Buyer or any of its Affiliates that provides defined pension benefits, retiree medical benefits or equity or equity based awards.

(c)           Buyer shall (i) waive, or caused to be waived, for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Buyer or any of its Affiliates applicable to such Continuing Employee to the extent such waiting period, actively-at-work requirement or other restriction would not have been applicable to (or was previously satisfied by) such Continuing Employee under the terms of the applicable Company Benefit Plan and (ii) give or cause to be given full credit under the welfare plans of Buyer and its Affiliates applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer, to the extent such credit (A) would have been given under the applicable Company Benefit Plan as in effect immediately prior to the Effective Time and (B) is permitted by the terms and conditions of the welfare plan that covers such Continuing Employee following the Effective Time.

(d)           Without limiting the generality of Section 13.4, the provisions of this Section 7.3 are solely for the benefit of the Company and Buyer, and no current or former employee or any other Person shall be regarded for any purpose as a third-party beneficiary of this Section 7.3.  In no event shall the terms of this Section 7.3 be deemed to (i) establish, amend, or modify any Company Benefit Plan, any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer or any of its Affiliates; (ii) alter or limit the ability of Buyer or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan, or any other benefit plan, program, agreement or arrangement after the Effective Time; or (iii) confer upon any current or former employee or other Person any right to employment or continued employment or continued service with Buyer or any of its Affiliates (including, following the Effective Time, the Company and its Subsidiaries), preclude the ability of Buyer or any of its Affiliates (including, following the Effective Time, the Company and its Subsidiaries) to terminate the employment or services of or demote the position of any employee for any reason, or constitute or create an employment agreement with any such Person.

7.4.             Committed Financing.  Buyer and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible (taking into account the expected timing of the Marketing Period), all things necessary to arrange and obtain the Committed Financing on terms and conditions no less favorable to Buyer and Merger Sub than the terms and conditions described in the Debt Commitment Letter and the Debt Fee Letter (including any related flex terms), including using reasonable best efforts to maintain in effect the Debt Commitment Letter (subject to the Buyer’s and Merger Sub’s right to amend, modify, waive or replace the Debt Commitment Letter in accordance herewith) and using reasonable best efforts to, as promptly as possible (taking into account the expected timing of the Marketing Period), (a) satisfy (or obtain a waiver of) on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions applicable to

Buyer and Merger Sub obtaining the Committed Financing set forth therein and that are within Buyer’s and/or Merger Sub’s control, (b) negotiate and enter into definitive agreements with respect thereto on terms no less favorable to Buyer and Merger Sub than the terms and conditions contemplated by the Debt Commitment Letter (including any related flex terms), (c) prepare the necessary marketing materials with respect to the Committed Financing and (d) commence the syndication and/or marketing activities contemplated by the Debt Commitment Letter.  Buyer shall give the Company prompt written notice (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to the Debt Commitment Letter or other Debt Document (as defined below) of which Buyer or Merger Sub becomes aware, (ii) if and when Buyer or Merger Sub becomes aware that any portion of the Committed Financing contemplated by the Debt Commitment Letter (including any related flex terms) will not be available to consummate the Merger, (iii) of the receipt of any written notice or other written communication from any Person with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to the Debt Commitment Letter or other Debt Document or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or other Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Committed Financing or Debt Documents), (iv) if for any reason Buyer or Merger Sub believes in good faith it will not be able to obtain any portion of the Committed Financing on the terms, in the manner and from the sources contemplated by the Debt Commitment Letter (including any related flex terms) or the definitive agreements with respect thereto (such definitive agreements related to the Committed Financing, collectively, with the Debt Commitment Letter, the “Debt Documents”) and (v) of any termination of the Debt Commitment Letter.  If any portion of the Committed Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including any related flex terms), Buyer and Merger Sub shall, without limiting the obligations of Buyer and Merger Sub set forth in the immediately following sentence, use reasonable best efforts to arrange to obtain alternative financing, including from alternative sources, on terms (including any related flex terms) no less favorable to Buyer and Merger Sub than the Committed Financing contemplated by the Debt Commitment Letter (“Alternative Financing”) as promptly as practicable following the occurrence of such event; provided that Buyer and Merger Sub shall have no obligation to seek Alternative Financing if the Committed Financing or any portion thereof becomes unavailable due to the failure of the conditions to Closing set forth in Sections 9.2(a) and 9.2(b) to be satisfied.  The provisions of this Section 7.4 and Section 13.14 shall be applicable to the Alternative Financing, and, for the purposes of Section 6.4, this Section 7.4 and Section 13.14, all references to the Committed Financing shall be deemed to include such Alternative Financing, all references to the Debt Commitment Letter or other Debt Documents shall include the applicable documents for the Alternative Financing and all references to the Committed Financing Sources shall include the persons providing or arranging the Alternative Financing.  Buyer and Merger Sub shall (1) comply in all material respects with the Debt Commitment Letter and each definitive agreement with respect thereto, including the Debt Documents and (2) not permit, without the prior written consent of the Company, any replacement, amendment or modification to be made to, or any waiver of any provision or remedy under, any Debt Document or the Fee Letter if such replacement, amendment, modification or waiver (i) would reduce the aggregate amount of proceeds from the Committed Financing available to fund the amounts required to be paid by Buyer under this Agreement below the amount required to consummate the transactions contemplated by this Agreement, (ii) would amend or add new or additional conditions precedent to the Committed Financing in a manner that would reasonably be expected to materially delay or prevent the Closing or make the funding of the Committed Financing less likely to occur, or (iii) would reasonably be expected to materially delay or prevent the Closing or make the funding of the Committed Financing less likely to occur.  Notwithstanding anything to the contrary in this Section 7.4 or Section 5.6, Buyer may, upon written notice to the Company and without the Company’s consent, terminate the Debt Commitment Letter upon consummation of one or more debt or equity financings, the aggregate net cash proceeds of which are no less than the contemplated net cash proceeds of the Committed Financing set forth in the Debt Commitment Letter and, upon any such termination, (a) each of (i) the Company’s obligations under Section 6.4 as to the Committed Financing, (ii) any representation or warranty by Buyer with respect to the Debt Commitment Letter and (iii) this Section 7.4 shall be of no further force or effect, and (b) the Marketing Period shall be deemed for all purposes hereunder to have concluded and no provision hereof related to the Marketing Period shall be of any further force or effect.  Buyer and Merger Sub acknowledge and agree that the obtaining of the Committed Financing, or any Alternative Financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Committed Financing, any Alternative Financing or any other financing, subject to fulfillment or waiver of the conditions set forth in Article IX.

7.5.             Retention of Books and Records.  Buyer will, and shall cause the Surviving Corporation and its Subsidiaries to, retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company and its Subsidiaries in existence at the Closing that are required to be retained under the retention policies of the Company in effect immediately prior to the Closing for a period of seven (7) years from the Closing Date, and to make the same available after the Closing for inspection and copying by the Holder Representative or its representatives at the Holder Representative’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice.

7.6.             Contact with Customers and Suppliers.  Until the Closing Date, Buyer shall not, and shall cause its representatives not to, contact or communicate with the employees, customers, potential customers, suppliers, distributors or licensors of the Company or the Company’s Subsidiaries, or any other Persons having a business relationship with the Company or the Company’s Subsidiaries, concerning the transactions contemplated hereby without the prior written consent of the chief executive officer of the Company.

ARTICLE VIII.
JOINT COVENANTS

8.1.             Support of Transaction.  Without limiting any covenant contained in Article VI or Article VII, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.1, Buyer and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Buyer, the Company, or their respective Affiliates are required to obtain in order to consummate the Merger and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transaction contemplated hereby as soon as practicable.  For the avoidance of doubt, the Parties’ obligations with respect to obtaining the Committed Financing are exclusively governed by Sections 6.4 and 7.4 and with respect to HSR Act matters are exclusively governed by Sections 6.3 and 7.1.  Notwithstanding the foregoing, in no event shall any Party be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party in connection with the consummation of the Merger.

8.2.             Delivery of Agreements.  Each of the Company, the Holder Representative, Buyer and Merger Sub shall execute and deliver to one another at the Closing, the Escrow Agreement and a Paying Agent Agreement in a form agreed to among the Company, the Holder Representative, Buyer, Merger Sub and the Paying Agent (the “Paying Agent Agreement”).

8.3.             Further Assurances.  Each Party hereto agrees that, from time to time after the Closing Date, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

8.4.             Tax Matters.

(a)           Buyer shall promptly notify the Holder Representative in writing upon receipt by the Company or any of its Subsidiaries of notice of any pending or threatened Tax audits or assessments or other Actions relating to Taxes for which the Buyer Indemnified Parties may be entitled to indemnification under Section 12.2(a) (“Tax Contest Claims”).  Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Governmental Authority and describe in reasonable detail the nature of such Tax Contest Claim.  Buyer shall control the conduct of any Tax Contest Claim, provided that (i) the Holder Representative shall have the right to participate in any Tax Contest Claim, (ii) Buyer shall keep the Holder Representative informed regarding the progress and substantive aspects of each Tax Contest Claim and (iii) Buyer shall not compromise or settle any Tax Contest Claim without obtaining the Holder Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  In the event of any conflict between the provisions of this Section 8.4(a) and Section 12.3, this Section 8.4(a) shall control.

(b)           Buyer and the Holder Representative shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the conduct of any Tax Contest Claim or the preparation and filing of any Tax Return subject to Section 8.4(e).  Such cooperation shall include the retention of and (upon the other Party’s request) the provision of records and information reasonably relevant to any Tax Contest Claim or the preparation and filing of any Tax Return subject to Section 8.4(e) and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the control of a Tax Contest Claim or to prepare and file any such Tax Return.

(c)           Buyer shall not, and shall cause its Affiliates (including the Surviving Corporation and its Subsidiaries following the Effective Time) not to, (i) take any action on the Closing Date (but after the Closing) other than in the ordinary course of business, (ii) make any election or deemed election under Section 338 of the Code (or any analogous or similar rules in any relevant tax jurisdiction), (iii) except to the extent required by Law (or necessary to comply with Section 481 of the Code) make any other election inconsistent with past practice, as reflected on a Tax Return for a taxable period ending on or prior to the Closing Date, that could increase the amount of the entitlement of any Buyer Indemnified Party to indemnification pursuant to Section 12.2(a) or (iv) except to the extent required by Law (or necessary to comply with Section 481 of the Code), amend any Tax Return in a manner that could increase the amount of the entitlement of any Buyer Indemnified Party to indemnification pursuant to Section 12.2(a).

(d)           Prior to the Closing, the Company will reasonably cooperate with Buyer to ensure that Buyer will have available after the Closing all of the information necessary in order to cause the Company and its Subsidiaries to timely and properly file all Tax Returns required to be filed after the Closing for tax periods (or portions thereof) ending on or prior to the Closing Date, including introducing Buyer to any third party service providers that have been used by the Company to file Tax Returns in the past; provided, however, that the Company’s obligations and the Buyer’s rights under this Section 8.4(d) shall be subject to Section 6.2 in all respects.

(e)           Buyer shall prepare, or cause the Company to prepare, in a manner consistent with the Company and its Subsidiaries’ past practices and customs (except as required by applicable Law), and file, or cause the Company to file, all Tax Returns of the Company and its Subsidiaries for tax periods (or portions thereof) that end on or before the Closing Date and that are filed after the Closing Date.  For so long as any Buyer Indemnified Party is entitled to indemnification pursuant to Section 12.2(a), (i) Buyer shall deliver, or cause to be delivered, a draft of each such Tax Return to the Holder Representative for its review and comment at least thirty (30) days prior to the due date (taking into account any applicable extension) for filing such Tax Return and (ii) Buyer shall not file any Tax Return subject to this Section 8.4(e) without the prior written consent of the Holder Representative, which consent shall not be unreasonably withheld, conditioned or delayed (except that if such consent has not been obtained for any Tax Return prior to the due date (taking into account any applicable extension) for filing such Tax Return then such Tax Return shall be filed in the manner proposed by Buyer and thereafter an amended Tax Return shall be filed (if necessary) to reflect the resolution of the issue).

8.5.             HSR Act and Regulatory Approvals.

(a)           If the parties receive a request for additional information or documentary material pursuant to 15 USC § 18a(e)(1)(A) made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission (a “Second Request”), Buyer and the Company shall consult with each other in good faith within five

Business Days following such receipt to determine whether to continue to pursue the actions described in Section 6.3(a) and Section 7.1(b) (the “Regulatory Efforts”).

(b)           If the Agreement is not terminated pursuant to Section 10.1(b)(i), Buyer and the Company shall continue each party’s Regulatory Efforts.  After both parties’ substantial compliance with any such Second Request, Buyer and the Company shall consult with each other in good faith during the five (5) Business Day period following the tenth (10th) Business Day after both parties’ substantial compliance with such Second Request to determine whether to continue each party’s Regulatory Efforts.  If Buyer and the Company mutually agree to continue the Regulatory Efforts, each of Buyer and the Company shall bear its own expenses incurred in connection with such undertaking.  If Buyer delivers notice of intent to terminate pursuant to Section 10.1(b)(ii), but the Company delivers notice of its desire to continue its Regulatory Efforts, then (i) for the avoidance of doubt, this Agreement shall not be terminated and (ii) Buyer shall cooperate in good faith with the Company in continuing each party’s Regulatory Efforts and the Company shall pay for reasonable, documented, out-of-pocket expenses incurred by Buyer in connection therewith.

ARTICLE IX.
CONDITIONS TO OBLIGATIONS

9.1.             Conditions to Obligations of Buyer, Merger Sub and the Company.  The obligations of Buyer, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a)           All waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

(b)           There shall not be in force any Governmental Order enjoining or prohibiting the consummation of the Merger.

(c)           The Shareholder Approvals shall have been validly obtained under the DGCL and the Company Charter and bylaws.

9.2.             Conditions to Obligations of Buyer and Merger Sub.  The obligations of Buyer and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer and Merger Sub:

(a)           (i) Each of the representations and warranties of the Company contained in this Agreement (other than Section 4.1 (Corporate Organization), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company) and Section 4.16 (Brokers’ Fees) hereof (which are referred to as the “Fundamental Representations”)) (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that would not have a Material Adverse Effect on the Company,  (ii) the Fundamental

Representations (other than Section 4.6 (Capitalization of the Company)) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date and (iii) the representations and warranties contained in Section 4.6 (Capitalization of the Company) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for de minimis exceptions.

(b)           Each of the covenants of the Company to be performed at or prior to the Closing shall have been performed in all material respects.

(c)           The Company shall have delivered to Buyer a certificate, in the form attached hereto as Annex E, signed by an officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled.

(d)           No Material Adverse Effect on the Company shall have occurred since the date of this Agreement (other than any Material Adverse Effect under clause (i)(B) of the definition of “Material Adverse Effect” that has been cured prior to the Closing Date).

(e)           Holders of no more than 5% of the outstanding Common Shares (calculated on an Aggregate Fully-Diluted Common Shares basis) shall have exercised (and not withdrawn or otherwise properly failed to perfect) appraisal or dissenters’ rights under the DGCL.

9.3.             Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)           Each of the representations and warranties of Buyer and Merger Sub contained in this Agreement (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that would not reasonably be expected to have a Material Adverse Effect on Buyer or Merger Sub.

(b)           Other than to the extent set forth in Section 6.4, each of the covenants of Buyer and Merger Sub to be performed at or prior to the Closing shall have been performed in all material respects.

(c)           Buyer and Merger Sub shall have delivered to the Company a certificate, in the form attached hereto as Annex F, signed by an officer of Buyer or Merger Sub (as applicable), dated the Closing Date, certifying that the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled.

9.4.             Waiver of Conditions; Frustration of Conditions.  All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Effective Time.

None of the Company, Buyer or Merger Sub may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of the Company, on the one hand, or Buyer or Merger Sub, on the other hand, respectively, to (i) use reasonable best efforts to consummate the Merger and the transactions contemplated hereby and (ii) otherwise comply with its obligations under this Agreement.

ARTICLE X.
TERMINATION/EFFECTIVENESS

10.1.           Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)           prior to the Closing, by written consent of the Company and Buyer;

(b)           prior to the Closing, by written consent of the Company and Buyer, (i) within five (5) Business Days after receipt of a Second Request or (ii) upon the completion of the five (5) Business Days consultation period contemplated by Section 8.5(b) after both parties’ substantial compliance with a Second Request, in each case, if each of the Company and Buyer delivers written notice of its intent to terminate and not to continue the Regulatory Efforts;

(c)           prior to the Closing, by written notice to the Company from Buyer, if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of time that remains between the date Buyer provides written notice of such violation or breach and the Outside Date) after receipt by the Company of written notice from Buyer of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before the one year anniversary of the date hereof (the “Outside Date”); provided, that if the Marketing Period shall have commenced but not been completed on or prior to the Outside Date, the Outside Date shall automatically be extended for all purposes hereunder to the date that is the fourth (4th) Business Day following the twentieth (20th) calendar day after the initial Outside Date prior to giving effect to any such extension; provided, further, that in such circumstance, Buyer shall use commercially reasonable efforts to cause the Closing to occur as promptly as practicable following the initial Outside Date without giving effect to any such extension, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order; provided, that Buyer’s right to terminate this Agreement under this Section 10.1(c) shall not be available if Buyer’s or Merger Sub’s failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Closing to occur on or before such date;

(d)           prior to the Closing, by written notice to Buyer from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of

Buyer or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer or Merger Sub through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of time that remains between the date the Company provides written notice of such violation or breach and the Outside Date) after receipt by Buyer of written notice from the Company of such breach, but only as long as Buyer and Merger Sub continue to exercise such reasonable best efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period, (ii) the Closing has not occurred on or before the Outside Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order; provided, that the Company’s right to terminate this Agreement under this Section 10.1(d) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Closing to occur on or before such date;

(e)           by the Company by giving written notice to Buyer at any time prior to the Closing if (i) all of the conditions set forth in Section 9.1 and Section 9.2 (other than conditions which are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has indicated in writing to Buyer that all of the conditions set forth in Section 9.1 and Section 9.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by the Company, (iii) the Company has delivered an irrevocable notice that it is ready, willing and able to consummate the Closing and (iv) Buyer fails to consummate the Closing when the Closing should have occurred pursuant to Section 2.3; or

(f)            by Buyer if the Shareholder Approvals or Shareholder Joinder Agreements executed by the Holders listed on Schedule 10.1(f) in respect of their respective Common Shares shall not have been delivered to Buyer within two (2) Business Days after execution of this Agreement.

10.2.           Effect of Termination.

(a)           Except as otherwise set forth in this Section 10.2, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto or its respective Affiliates, officers, directors or stockholders; provided that the termination of this Agreement shall in no way limit any claim by a Party that another Party breached the terms of this Agreement prior to, or in connection with, such termination, including by failing to consummate the transactions contemplated by this Agreement, nor shall such termination limit the right of such non-breaching Party to seek specific performance or any other remedies available at law or equity.  In determining losses or damages recoverable upon termination by a Party hereto for the other Party’s breach, the Parties acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by such Party or, in the case of the Company, the Holders (taking into consideration relevant matters, including other opportunities and the time value of money), which shall be deemed to be damages payable to such Party.  Under no circumstance shall the

Company be entitled to monetary damages in excess of the amount of the Merger Consideration.  Without limiting the foregoing, the provisions of this Section 10.2, Article XI and Article XIII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Article, Section, Schedule or Annex of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.  In the event that Buyer terminates this Agreement pursuant to Section 10.1(f), then the Company shall promptly, but in no event later than ten (10) Business Days after the date of termination of this Agreement, pay by wire transfer of immediately available funds to accounts designated by Buyer, the documented out of pocket costs incurred by Buyer in connection with the transactions contemplated by this Agreement.

(b)           If this Agreement is terminated pursuant to Section 10.1(b), Buyer shall pay the Company an amount in cash equal to $10,000,000, by wire transfer of immediately available funds, within ten (10) Business Days of such termination.

ARTICLE XI.
HOLDER REPRESENTATIVE

11.1.           Designation and Replacement of Holder Representative.  The Parties have agreed that it is desirable to designate a representative to act on behalf of holders of the Common Stock and the Preferred Stock for certain limited purposes, as specified herein (the “Holder Representative”).  The Parties have designated Fortis Advisors LLC as the initial Holder Representative, and execution of the Letter of Transmittal by the Holders pursuant to Section 3.2(b) shall constitute ratification and approval of such designation.  The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which collectively owned more than fifty percent (50%) of the Aggregate Fully-Diluted Common Shares immediately prior to the Effective Time (the “Majority Holders”).  In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.  The immunities and rights to indemnification shall survive the resignation or removal of the Holder Representative or any member of the Advisory Group (as defined below) and the Closing and/or any termination of this Agreement and the Escrow Agreement.  The powers, immunities and rights to indemnification granted to the Holder Representative Group (as defined below) hereunder are (i) coupled with an interest, and, except as set forth in this Article XI, such designation is irrevocable and shall not be affected by the death, incapacity, incompetence, illness, bankruptcy, liquidation, dissolution or other inability to act of any of the Holders and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any of the whole or any fraction of his, her or its interest in the Indemnity Escrow Funds.

11.2.           Authority and Rights of the Holder Representative; Limitations on Liability.  The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act, except as expressly provided herein, in the Holder Representative Engagement Letter (or in any other Holder Representative engagement letter) or in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Holder Representative under any other ancillary agreement, schedule, exhibit or the Schedules.  Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) expend Holder Allocable Expenses, (ii) after the Closing, negotiate and enter into amendments to this Agreement, the Escrow Agreement and the Paying Agent Agreement for and on behalf of the Holders of Common Stock and Preferred Stock, (iii) to do or refrain from doing any further act or deed on behalf of the Holders of Common Stock and Preferred Stock which the Holder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and the Escrow Agreement, and (iv) to do all things and to perform all acts, as contemplated by or deemed advisable by the Holder Representative in connection with this Agreement or the Escrow Agreement, in each case, subject to the limitations set forth herein, in the Escrow Agreement and in the Holder Representative Engagement Letter (or in any other Holder Representative engagement letter).  All actions taken by the Holder Representative under this Agreement or the Escrow Agreement shall be binding upon such Holder of Common Stock and Preferred Stock and such Holder’s successors as if expressly confirmed and ratified in writing by such Holder, and all defenses which may be available to the Holders to contest, negate or disaffirm the action of the Holder Representative taken in good faith under this Agreement or the Escrow Agreement are waived.

11.3.           Advisory Group; Indemnification.  Certain Holders have entered an engagement agreement with the Holder Representative to provide direction to the Holder Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Holders, including their Representatives, collectively hereinafter referred to as the “Advisory Group”).  Neither the Holder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Holder Representative Group”), shall have any liability to Buyer, the Company, any Holder or any of their respective successors, heirs or Affiliates with respect to actions taken or omitted to be taken in its capacity as the Holder Representative hereunder, under the Escrow Agreement or under any Holder Representative engagement agreement.  The Holder Representative shall at all times be entitled to (i) rely upon any signature believed by it to be genuine, (ii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holders of Common Stock and Preferred Stock or other party, and (iii) rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction and shall be under no obligation to take any action in its capacity as the Holder Representative (except as set forth in the Holder Representative Engagement Letter (or in any other Holder Representative engagement letter)), unless the Holder Representative is holding funds delivered to it under Section 3.5 of this Agreement and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action.  The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and under the Escrow Agreement and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.  The Holder Representative shall be entitled to reimbursement first, from funds paid to it under Section 3.5 of this Agreement, second, from funds released from the Indemnity Escrow Funds at such time as remaining amounts would otherwise be distributable to the Holders and third, directly from the Holders, for all reasonable losses, claims, damages, liabilities, fees, costs, expenses, disbursements and advances (including fees, costs and disbursements of its counsel, experts and other agents and consultants and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Holder Representative Expenses”) incurred by the Holder Representative in such capacity. The Holders shall indemnify, defend and hold harmless the Holder Representative Group from and against any and all Holder Representative Expenses arising out of actions taken or omitted to be taken by the Holder Representative in its capacity as such (except for those arising out of the Holder Representative’s bad faith or willful misconduct), including the costs and expenses of investigation and defense of claims.  The Holders acknowledge that the Holder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

11.4.           Holder Allocable Expenses.  The amount paid to Holder Representative under Section 3.5 shall be held by the Holder Representative as agent and for the benefit of the Holders in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Holder Representative for any Holder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Holder Representative letter agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”).  The Holder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct.  The Holder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder.  In the event that the Holder Allocable Expenses exceed the Holder Representative Expenses, upon the final release of the Indemnity Escrow Funds to the Holders, such excess amount shall be distributed to the Paying Agent and the Paying Agent shall release such funds pursuant to such Holders’ respective Post-Closing Payment Allocation.

ARTICLE XII.
INDEMNIFICATION

12.1.           Survival of Representations, Warranties and Covenants.    Each representation warranty, covenant and obligation of the Company contained herein and any certificate related to any such representation, warranty, covenant or obligation will survive the Closing and continue in full force and effect for eighteen (18) months from the Closing Date (such date, the “Survival Expiration Date”), except that the representations and warranties set forth in Section 4.6(a) (Capitalization of the Company) will survive the Closing and will expire on the three (3) year anniversary of the Closing Date; provided, however, that any covenant or obligation contained in this Agreement that, by its terms, provides for performance following the Closing Date, shall survive until such covenant or obligation is performed.  No claim for indemnification for breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement (other than any covenant (excluding this Article XII) that provides for performance following the Closing) may be asserted pursuant to this Agreement unless (i) on or before the Survival Expiration Date, such claim is asserted by proper written notice in accordance with this Article XII, specifying, in reasonable detail, the basis of the claim and (ii) such claim is made in respect of Damages specified, in reasonable detail, and incurred prior to the Survival Expiration Date.  For the avoidance of doubt, if in connection with the filing of any Tax Return or the payment of any Taxes Buyer determines that there has been a breach of a representation or warranty made by the Company relating to Taxes, Buyer may make a claim in respect of such breach.  The representations and warranties made by Buyer and Merger Sub in Article V shall continue in full force and effect for eighteen (18) months from the Closing Date.

12.2.           Indemnification.

(a)           Subject to Section 12.4, from and after the Effective Time, each Holder shall indemnify and hold harmless, severally but not jointly, Buyer and its Affiliates and its and their respective officers, directors, employees, shareholders, partners, members, attorneys, accountants, agents and representatives (collectively, the “Buyer Indemnified Parties”) for any and all Damages to the extent arising from (i) any breach of any representation or warranty the Company has made in this Agreement (except for the representations and warranties made in Section 4.6(a)), (ii) any breach of the representations and warranties the Company has made in Section 4.6(a), (iii) any breach by the Company of any covenant or agreement of the Company in this Agreement requiring performance by the Company prior to or at the Closing or by the Holder Representative after the Closing (other than Sections 6.2, 6.3, 6.4, 6.5 or 8.1), (iv) any claims related to unissued New Common Stock pursuant to and as defined in the Reorganization Plan (each such claim, a “Reorganization Claim”), (v) any fraud by or on behalf of the Company committed in connection with the transactions contemplated by this Agreement or (vi) any Action by any Holder relating to the transactions contemplated by this Agreement (other than any Action brought by the Holder Representative relating to Buyer’s indemnification obligations pursuant to Section 12.2(b)); provided, however, that the Buyer Indemnified Parties shall be indemnified for claims under Section 12.2(a)(i) and Section 12.2(a)(iii) (other than with respect to intentional breaches) solely from the Indemnity Escrow Funds; provided, further, the Indemnity Escrow Funds must first be exhausted with respect to any indemnification pursuant to this Section 12.2(a) before recovery can be made against any Holder.

(b)           Subject to Section 12.4, from and after the Effective Time, Buyer shall indemnify, defend and hold harmless the Holder Representative and the Holders and its and their respective officers, directors, employees, shareholders, agents and representatives (collectively, the “Seller Indemnified Parties”) for any and all Damages to the extent arising from (i) any breach of any representation or warranty Buyer or Merger Sub has made in this Agreement or (ii) any breach of any covenant or agreement contained in this Agreement requiring performance by Buyer or Merger Sub prior to or at the Closing or by Buyer, Merger Sub or the Surviving Corporation after the Closing.

(c)           Subject to Section 12.4 and the other provisions of this Article XII, the amount of indemnification to which an Indemnified Party shall be entitled under this Article XII shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor, (ii) by a final judgment or decree of any court of competent jurisdiction or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree.  The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.  The Indemnified Party shall have the burden of proof in establishing the amount of Damages suffered by it.

12.3.           Indemnification Claim Procedures.

(a)           If any Action is commenced or threatened that is reasonably likely to give rise to a claim for indemnification (an “Indemnification Claim”) by any Person entitled to indemnification under this Agreement (each, an “Indemnified Party”), then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the Action, (B) including a copy of all papers served with respect to such Action, (C) including the Indemnified Party’s best estimate of the amount of Damages that may arise from such Action and (D) describing in reasonable detail the basis for the Indemnified Party’s request for indemnification under this Agreement.  Failure to notify the Indemnitor in accordance with this Section 12.3(a) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the defense of such Action is materially prejudiced by the Indemnified Party’s failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 12.3(a) prior to the Survival Expiration Date.

(b)           An Indemnitor may elect at any time to assume and thereafter conduct the defense of any Action subject to any such Indemnification Claim with counsel of the Indemnitor’s choice (which counsel is reasonably satisfactory to the Indemnified Party) and at its own expense and to settle or compromise any such Action, unless (i) the Indemnified Party notifies the Indemnitor that the Indemnified Party reasonably believes in good faith that such Action, if adversely determined, would, after giving effect to the indemnity available hereunder, materially impair the financial condition, business, operations, reputation or prospects of the Indemnified Party or any of its Affiliates, (ii) such Action relates to or arises in connection with any criminal proceeding, indictment, allegation or investigation or any other action by or on behalf of any Governmental Authority, (iii) such Action seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates or (iv) in the case of an Action involving a Buyer Indemnified Party as the Indemnified Party, Damages that may reasonably arise from such Action would be expected to result in Damages that, together with all other claims for indemnification hereunder by the Buyer Indemnified Parties that are pending or have previously been paid hereunder, would exceed the amount available to be paid with respect to such Damages from the Indemnity Escrow Funds after giving effect to all outstanding claims for indemnification under this Article XII; provided, however, that notwithstanding anything to the contrary in this Agreement, with respect to any Reorganization Claim, the Indemnitor shall have exclusive and absolute control over the allowance of such Reorganization Claim, subject to the terms of the Reorganization Plan.  Each Indemnified Party shall cooperate in all respects with the conduct of such defense by the Indemnitor (including the making of any related claims, counterclaim or cross complaint against any Person in connection with the Action) and/or the settlement of such Action by the Indemnitor; provided, however, that the Indemnitor will not agree to the entry of any judgment or enter into any settlement or compromise with respect to such Action without the Indemnified Party’s prior written approval (which must not be unreasonably withheld or delayed), unless the terms of such settlement (1) provide for a complete release of the claims that are the subject of such Action in favor of the Indemnified Party, (2) would not reasonably be expected to result in any material limitation on the future operation of the business of the Company or any of its Subsidiaries or any material liability or the creation of a material financial obligation on the part of, the Indemnified Party or any of its Affiliates (after giving effect to the indemnity available hereunder) and (3) do not impose any material injunctive or other equitable relief against, or involve any finding or admission of any violation of Law by, the Indemnified Party or any of its Affiliates (including any equitable remedies); provided, further, that the Indemnitor shall allow the Indemnified Party a reasonable opportunity to participate in such defense with its own counsel at its own expense.  If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within sixty (60) days after such notice is given, (A) give notice to the Indemnified Party of its election to assume the defense of the Action subject to such Indemnification Claim and (B) thereafter promptly assume such defense, then the Indemnified Party may conduct the defense of such Action; provided, however, that (x) the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to such Action or Actions without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed) and (y) the Indemnitor may thereafter assume the defense of such Action.  To the extent the defense of any Action subject to any Indemnification Claim is assumed by the Holder Representative as the Indemnitor, at the election of the Indemnitor, the costs and expenses of such defense of, and any payment in respect of, any Action, including any settlement thereof, shall be paid from the Indemnity Escrow Funds, and Buyer and the Holder Representative shall instruct the Escrow Agent to disburse such portion of the Indemnity Escrow Funds as is reasonably requested in writing by the Holder Representative to pay such costs and expenses or other amounts; provided, however, that no amounts (other than, at the election of the Holder Representative, costs and expenses of the Holder Representative as Indemnitor) will be payable from the Indemnity Escrow Funds unless the Indemnified Party is actually entitled to indemnification hereunder.

(c)           If any Indemnified Party becomes aware of any circumstances that may give rise to an Indemnification Claim for any matter not involving an Action, then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the circumstances giving rise to the Indemnification Claim, (B) including the Indemnified Party’s best estimate of the amount of Damages that may arise from such circumstances and (C) describing in reasonable detail the basis for the Indemnified Party’s request for indemnification under this Agreement.  Failure to notify the Indemnitor in accordance with this Section 12.3(c) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the defense of such Indemnification Claim is prejudiced by the Indemnified Party’s failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 12.3(c) prior to the Survival Expiration Date.

(d)           At the reasonable request of the Indemnitor, each Indemnified Party shall grant the Indemnitor and its representatives all reasonable access to the books, records, employees and properties of such Indemnified Party to the extent reasonably related to the matters to which the applicable Indemnification Claim relates.  All such access shall be granted during normal business hours upon reasonable notice and shall be granted under the conditions which shall not unreasonably interfere with the business and operations of such Indemnified Party.

12.4.           Limitations on Indemnification Liability.  Notwithstanding any provision of this Agreement to the contrary, any claims an Indemnified Party makes under this Article XII will be limited as follows:

(a)           Indemnification Cap.  The aggregate amount of Damages for which the Buyer Indemnified Parties shall be entitled to indemnification pursuant to Section 12.2(a)(i) and Section 12.2(a)(iii) (other than with respect to intentional breaches) will not exceed the Indemnity Escrow Cap and, in no event, shall any Holder be liable to the Buyer Indemnified Parties for Damages under this Article XII (i) in excess of such Holder’s pro rata share of such Damages (based upon the proportion of the aggregate transaction consideration received) or (ii) in excess of the Merger Consideration actually received by such Holder.  The Indemnity Escrow Funds then remaining in escrow shall serve as the sole and exclusive source of payment of any Indemnification Claim pursuant to Section 12.2(a)(i) and Section 12.2(a)(iii) (other than with respect to intentional breaches) and, in any event, the Indemnity Escrow Funds must first be exhausted with respect to any indemnification pursuant to Section 12.2(a) before recovery can be made against any Holder.  Notwithstanding anything to the contrary contained in this Agreement, the limitations set forth in this Section 12.4 shall not apply with respect to a Holder in the case of such Holder’s actual fraud and such Holder shall be liable to the Buyer Indemnified Parties for the full amount of Damages resulting from, arising out of or related to such actual fraud.

(b)           Claims Basket.  The Buyer Indemnified Parties shall not be entitled to indemnification for any Damages to the extent arising from any breach of any representation or warranty the Company has made in this Agreement (other than the Fundamental Representations and the representations and warranties made in Section 4.15 (Taxes)) unless and until the amount of Damages (excluding costs and expenses of Buyer Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the Buyer Indemnified Parties that are the subject of such claim exceeds $75,000 (the “Per-Claim Basket”) (for the avoidance of doubt, for purposes of the Per-Claim Basket, individual and unrelated claims underlying a breach of a representation or warranty shall not be aggregated), and the Buyer Indemnified Parties shall only be entitled to indemnification for any Damages to the extent arising from any breach of any representation or warranty the Company has made in this Agreement (other than the Fundamental Representations and the representations and warranties made in Section 4.15 (Taxes)) to the extent the aggregate amount of all Damages (excluding costs and expenses of Buyer Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the Buyer Indemnified Parties for which the Buyer Indemnified Parties are entitled to indemnification for any Damages to the extent arising from any breach of any representation or warranty the Company has made in this Agreement (other than the Fundamental Representations and the representations and warranties made in Section 4.15 (Taxes)) (excluding amounts below the applicable Per-Claim Basket) exceeds $6,200,000 (the “Basket Amount”), and the Buyer Indemnified Parties shall only be entitled to indemnification for such Damages to the extent such Damages exceed the Basket Amount.  Other than with respect to any claim for breach by Buyer of any representations, warranties or covenants set forth in Article II, Article III or Article VII, the Seller Indemnified Parties shall not be entitled to indemnification pursuant to this Article XII with respect to any claim for indemnification unless and until the amount of Damages incurred by the Seller Indemnified Parties that are the subject of such claim exceeds the Per-Claim Basket, and the Seller Indemnified Parties shall only be entitled to indemnification pursuant to this Article XII to the extent the aggregate amount of all Damages incurred by the Seller Indemnified Parties for which the Seller Indemnified Parties are entitled to indemnification pursuant to this Article XII (excluding amounts below the applicable Per-Claim Basket) exceeds the Basket Amount, and the Seller Indemnified Parties shall only be entitled to indemnification for such Damages to the extent such Damages exceed the Per-Claim Basket and the Basket Amount.  For purposes of determining whether any breach or inaccuracy has occurred and the amount of any Damages under Section 12.4(a) or this Section 12.4(b), all qualifications and limitations as to materiality, Material Adverse Effect and words of similar import set forth in Article IV shall be disregarded (except those contained in Sections 4.10 and 4.22(i)).

(c)           Damages Net of Insurance Proceeds, Tax Benefits and Other Third-Party Recoveries.

(i)                 All Damages for which any Indemnified Party would otherwise be entitled to indemnification under this Article XII shall be reduced by the amount of insurance proceeds, the Tax Benefit realized by the Indemnified Party, indemnification payments and other third-party recoveries to which any Indemnified Party obtains, receives or realizes in respect of any Damages incurred by such Indemnified Party.  For purposes of this Agreement, a “Tax Benefit” in respect of an Indemnified Party means an amount by which the Tax liability of such Indemnified Party is actually reduced as a result of the Damages subject to an Indemnification Claim under this Agreement.  A Tax Benefit that results from Damages giving rise to any indemnification payment shall be considered actually realized by an Indemnified Party only to the extent that (x) such Tax Benefit is realized during a tax period that ends on the later of (A) the Survival Termination Date and (B) the date on which all Pending Claims have been finally resolved or satisfied and (y) but for such Tax Benefit, such Indemnified Party’s Tax liability would be higher than it is with such Tax Benefit (e.g., deductions, credits or losses of such Indemnified Party that do not result from the event giving rise to the indemnification payment shall be deemed to be used prior to the use of any deduction, credit or loss that does not result from the event giving rise to the indemnification payment).

(ii)               In the event any Indemnified Party or any of its Affiliates is entitled to any insurance proceeds, Tax Benefit, indemnity payments or any third-party recoveries in respect of any Damages (or any of the circumstances giving rise thereto) for which such Indemnified Party is entitled to indemnification pursuant to this Article XII, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such proceeds, benefits (including any Tax Benefit), payments or recoveries.  In the event that any such insurance proceeds, Tax Benefit, indemnity payments or other third-party recoveries are obtained, received or realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, Tax Benefit, indemnity payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment (after deducting therefrom the amount of the expenses incurred by the Indemnified Party in procuring such recovery).  If such a refund is required and the applicable indemnification payments were paid from the Indemnity Escrow Funds, (i) if prior to the Survival Expiration Date, such amount will be deposited with the Escrow

Agent to be held with the remaining Indemnity Escrow Funds and (ii) thereafter, such amount will be paid to the Paying Agent for the account of the Holders.

(iii)              For the avoidance of doubt, any indemnification obligation of the Holders pursuant to Section 12.2(a) shall be reduced to the extent funds are received from or made available to or on behalf of the Company or any Buyer Indemnified Party from the escrow established pursuant to that certain Indemnification Escrow Agreement, dated as of December 9, 2011, by and among Rural/Metro of Northern California, Inc., Brian H. Cates and Raymond Iskander as representatives of and on behalf of the Selling Shareholders (as defined therein), and U.S. Bank National Association, in connection with the acquisition of stock of Pacific Ambulance, Inc. and Bowers Companies Inc. pursuant to that certain Stock Purchase and Sale Agreement dated September 27, 2011 (as amended), by and among Rural/Metro of Northern California, Inc., the Selling Shareholders of the Companies (each as defined therein), and Brian H. Cates and Raymond S. Iskander as the Selling Shareholders’ Representatives.  From and after the Closing, Buyer, the Surviving Corporation and their respective Subsidiaries will take all commercially reasonable actions reasonably requested by the Holder Representative in connection with claims against such escrow or the release of funds therefrom with any reasonable out-of-pocket cost incurred in connection therewith to be reimbursed from any recovery from such escrow or from the Indemnity Escrow Funds, if available.

(d)           Assignment of Claims.  If any Indemnified Party receives any indemnification payment pursuant to this Article XII, at the election of the Indemnitor, such Indemnified Party shall assign to the Indemnitor all of its claims for recovery against third Persons as to such Damages, whether by insurance coverage, contribution claims, subrogation or otherwise.

(e)           Expenses.  In the event that the Holder Representative assumes any defense of any Action for which a Buyer Indemnified Party has sought indemnification, reasonable expenses incurred by any Seller Indemnified Party in connection therewith, including reasonable legal costs and expenses, shall constitute Damages for purposes of determining the maximum aggregate amount to which the Buyer Indemnified Parties shall be entitled pursuant to Section 12.4(a).

(f)            Consequential, Punitive and Certain Other Damages.  No Indemnified Party shall be entitled to indemnification for any (i) special, punitive or exemplary damages, (ii) any damage to reputation, loss relating to business interruption or lost opportunity or loss of goodwill or (iii) any lost profits, consequential, indirect or incidental damages, except, in each case if and to the extent any such damages are recovered by a third party against such Indemnified Party, and except, in the case of clauses (ii) and (iii), to the extent such Damages are reasonably foreseeable.

(g)           Damages Reserved for on the Closing Statement or Included in Merger Consideration.  No Buyer Indemnified Party shall be entitled to indemnification for any Damages (i) in respect of any liability or obligation specifically accrued or reserved for on the

Closing Statement or (ii) in respect of any liability included in the calculation of the Merger Consideration.

(h)           No Duplicate Claims.  In the event a Buyer Indemnified Party or Seller Indemnified Party, as the case may be, recovers Damages in respect of an Indemnification Claim, no other Buyer Indemnified Party or Seller Indemnified Party, as applicable, may recover the same Damages in respect of a claim for indemnification under this Agreement.

12.5.           Mitigation of Damages.  An Indemnified Party shall use its reasonable best efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article XII.  The Indemnitor shall have the right, but not the obligation, and shall be afforded the opportunity by the Indemnified Party to the extent reasonably possible, to take all reasonably available steps to minimize Damages for which the Indemnified Party is entitled to indemnification before such Damages actually are incurred by the Indemnified Party.

12.6.           Indemnification Sole and Exclusive Remedy.  Each of the Parties hereto acknowledges and agrees that from and after the Closing, except in the event of actual fraud, claims under this Article XII shall be the sole and exclusive remedy of the Buyer Indemnified Parties with respect to the transactions contemplated by this Agreement and, except as otherwise provided for herein, the Indemnity Escrow Funds shall be the sole source of recovery of the Buyer Indemnified Parties.  In furtherance of the foregoing, Buyer and Merger Sub, on behalf of themselves and on behalf of the Buyer Indemnified Parties, hereby waive, from and after the Closing, to the fullest extent permitted under applicable Law, except in the event of actual fraud, any and all rights, claims, and causes of action it may have against any indemnifying party relating to the subject matter of this Agreement based upon predecessor or successor liability, contribution, tort, strict liability or any Law or otherwise.  All representations and warranties set forth in this Agreement are contractual in nature only and, except in the event of actual fraud, subject to the sole and exclusive remedies set forth in this Article XII.  Without limiting the generality of the foregoing:

(i)                 after the Closing Date, none of the Buyer Indemnified Parties may seek the rescission of the transactions contemplated by this Agreement;

(ii)               the provisions of and the limited remedies provided in this Article XII were specifically bargained for between the Parties hereto and were taken into account by the Parties hereto in arriving at the Merger Consideration;

(iii)              the Parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Merger and the other transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement;

(iv)              the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the Merger and the other transactions contemplated by this Agreement shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and, except in the event of actual fraud, the Parties hereto hereby agree that no party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, representations or warranties, or failures to disclose, not set forth in this Agreement; and

(v)               the Parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and the Parties hereto specifically acknowledge that no Party hereto has any special relationship with another Party hereto that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

For the avoidance of doubt, any adjustments made to the Merger Consideration pursuant to Section 3.4 shall not be considered “remedies” for purposes of this Section 12.6 and shall not be limited by the terms of this Section 12.6.

12.7.           Release of Indemnity Escrow.  The Escrow Agreement shall specify that the Indemnity Escrow Funds shall be released to the Holders in accordance with such Holders’ relative Post-Closing Payment Allocation on the first Business Day following the Survival Expiration Date; provided, however, that if the Specified Matter shall not have been finally concluded on or prior to the Survival Expiration Date, then $10,000,000 of the Indemnity Escrow Funds shall remain in escrow until the earlier of (i) final resolution of the Specified Matter by entry of a final, non-appealable order or a fully-executed settlement agreement and (ii) the later of the three year anniversary of (A) the date of the last subpoena, other written request for testimony, documentation, information or interviews and other discovery by any Governmental Authority or relator to the Specified Matter (but not including any demand or intervention initiated by or on behalf of Buyer or its Affiliates) during such three-year period and (B) the Closing Date; and provided, further, that if any Indemnification Claim (other than any Indemnification Claim relating to the Specified Matter) shall have been properly asserted by any Buyer Indemnified Party in accordance with this Agreement on or prior to the Survival Expiration Date and remains pending on the Survival Expiration Date (any such claim, a “Pending Claim”), (i) the Indemnity Escrow Funds released to the Holders shall be the amount of Indemnity Escrow Funds then held by the Escrow Agent, minus the aggregate amount of any such Pending Claim and (ii) any funds that remain in escrow following the Survival Expiration Date in respect of any such Pending Claim shall be released to the Holders in accordance with such Holders’ relative Post-Closing Payment Allocation promptly upon resolution or (if applicable) satisfaction of such Pending Claim.  For the avoidance of doubt, if at any time the amount underlying any Pending Claim is reduced for any reason by the applicable claimant or a Governmental Authority, the amount by which such Pending Claim is reduced shall be immediately released to the Holders in accordance with such Holders’ relative Post-Closing Payment Allocation.  In each case in which this Section 12.7 provides for the release of Indemnity Escrow Funds, each of Buyer and the Holder Representative shall promptly submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the Indemnity Escrow Funds in accordance with this Section 12.7 and the Escrow Agreement.

ARTICLE XIII.
MISCELLANEOUS

13.1.           Waiver.  Any Party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors (or other managing entity), or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 13.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.  No waiver by any of the Parties hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party sought to be charged with such waiver.  No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

13.2.           Notices.  All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:

(a)           If to Buyer or Merger Sub, to:

Envision Healthcare Corporation
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111
Attention:  Craig A. Wilson
Facsimile No.: (303) 495-1288
Email:  craig.wilson@evhc.net

with copies to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention:  Kevin A. Rinker, Esq.
Facsimile No.: (212) 521-7569
Email:  karinker@debevoise.com

(b)           If to the Company, prior to the Closing, to:

Rural/Metro Corporation

8645 N. Pima Road

Scottsdale, AZ 85258

Attention:  Sven Johnson

Facsimile No.: 480-606-3422

Email:  Sven.Johnson@rmetro.com

and

Rotella Legal Group, P.A.

100 South Ashley Drive, Suite #375

Wells Fargo Building

Tampa, FL 33602

Attention: Bryan Rotella
Facsimile No.: 813-434-2278

Email: Bryan.Rotella@rotellalegalgroup.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
355 South Grand Avenue,
Los Angeles, CA 90071
Attention:  Gregory A. Robins, Esq., Charles K. Ruck, Esq. and
Stephen B. Amdur, Esq.
Facsimile No.: (213) 891-8763
Email:  greg.robins@lw.com; charles.ruck@lw.com; stephen.amdur@lw.com

(c)           If to the Holder Representative, to:

Fortis Advisors LLC
Attention:  Notices Department
Facsimile No.: (858) 408-1843
Email:  notice@fortisrep.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
355 South Grand Avenue,

Los Angeles, CA 90071
Attention:  Gregory A. Robins, Esq., Charles K. Ruck, Esq. and Stephen B. Amdur, Esq.
Facsimile No.: (213) 891-8763
Email:  greg.robins@lw.com; charles.ruck@lw.com; stephen.amdur@lw.com or to such other address or addresses as the Parties may from time to time designate in writing.

13.3.           Assignment.  No Party hereto shall assign this Agreement or any part hereof without the prior written consent of the other Parties, provided that Buyer may assign this Agreement to any of its Affiliates so long as it guarantees the performance of all obligations of the assignee and the enforceability and validity of the Guaranty is unaffected by any such assignment.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

13.4.           Rights of Third Parties.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the Indemnified Persons, Other Indemnitors and past, present and future officers, directors and employees of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.2 (ii) from and after the Effective Time, the Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Articles II, III and the other sections of this Agreement providing for payment to such Holder, (iii) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 13.15, (iv) the pre-Closing directors, officers and representatives of the Company and its Subsidiaries (and their successors, heirs and representatives) shall be intended third party beneficiaries of, and may enforce, the indemnity and reimbursement provisions of Section 6.4, (v) L&W (as defined below) is an intended third-party beneficiary of, and may enforce, Section 13.16 and (vi) the Committed Financing Sources are intended third-party beneficiaries of, and may enforce, this Section 13.4 and Sections 13.6, 13.10 and 13.13.

13.5.           Expenses.  Except as otherwise provided herein or by the other documents or agreements contemplated hereby, each Party hereto, other than the Holder Representative (whose expenses shall be paid out of funds paid to the Holder Representative under Section 3.5), shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that all stamp taxes or other transfer taxes payable as a result of the Merger (“Transfer Taxes”) shall be borne 50% by Buyer and 50% by the Company; provided, further, that, in the event that the transactions contemplated hereby are not consummated, (i) the Company shall reimburse the Holder Representative for all costs and expenses incurred by the Holder Representative in connection with the transactions contemplated hereby and (ii) Buyer shall pay all fees and expenses in connection with any financing arrangements, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries.

13.6.           Governing Law.  This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby (including all claims (whether in contract, equity, tort or otherwise) against any of the Committed Financing Sources), shall be governed by, and construed in accordance with, the

Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided, however, to the extent required by the laws of the State of Delaware (including any Law related to any fiduciary duty, duty of loyalty or other duty or obligation of the board of directors of the Company with respect to the Merger, this Agreement or the transactions contemplated thereby), in which case such Laws shall apply to the Merger.

13.7.           Captions; Counterparts.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.8.           Schedules and Annexes.  The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein.  Any information set forth on any schedule of the Schedules to this Agreement shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection.  Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with this Agreement, nor shall such information be deemed to establish a standard of materiality.

13.9.           Entire Agreement.  This Agreement (together with the Schedules and Annexes to this Agreement), the Escrow Agreement, the Paying Agent Agreement, the Guaranty, the Shareholder Joinder Agreements and that certain confidentiality agreement dated as of March 14, 2015 between American Medical Response, Inc. and Rural/Metro Corporation, as supplemented by that certain Clean Team Amendment to Confidentiality Agreement (as amended or supplemented, the “Confidentiality Agreement”) constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby.  No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth in this Agreement (including the Schedules and Annexes to this Agreement), the Escrow Agreement, the Paying Agent Agreement, the Guaranty, the Shareholder Joinder Agreements and the Confidentiality Agreement.

13.10.         Amendments.  This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.  The approval of this Agreement by the holders of Common Stock of the Company shall not restrict the ability of the board of directors of the Company to terminate this Agreement in accordance with Section 10.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 13.10 to the extent permitted under Section 251(d) of the DGCL.  To the extent any amendment or modification to Sections 13.4, 13.6, 13.10 or 13.13 is sought which is adverse to the rights of the

Committed Financing Sources, the prior written consent of the Committed Financing Sources shall be required before such amendment or modification is rendered effective.

13.11.         Publicity.  The Parties agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any Party without the prior consent of the other Parties, except that (i) each Party may make announcements from time to time to their respective employees, customers, suppliers and other business relations or otherwise as it may reasonably determine is necessary to comply with applicable Law or the requirements of any agreement to which it or any of its Subsidiaries is a party, (ii) each Party and their respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by the Parties in compliance with this Section 13.11 and (iii) Buyer, in connection with the Financing, may disclose information concerning the transactions contemplated by this Agreement of the type typically included in any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act, including pro forma financial information and a summary of the transaction and this Agreement, after providing the Company with a reasonable opportunity to review such disclosure and acting in good faith to take into account the reasonable comments of the Company.  The Parties further acknowledge and agree that the Holders may disclose such terms and the existence of this Agreement and the transactions contemplated hereby to its and their Affiliates in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated hereby to their respective limited partners and prospective limited partners in connection with their fundraising and reporting activities.

13.12.         Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

13.13.         Jurisdiction; WAIVER OF JURY TRIAL.

(a)           Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby (including the Committed Financing) shall be brought in the courts of the Borough of Manhattan in the State of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court.  Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 13.13(a).

(b)           Each Party hereto hereby irrevocably waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement (including any issue, action, claim, cause of action or suit against any Committed Financing Source) or the transactions contemplated hereby.  Each Party hereto (i) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 13.13(b).

13.14.         Enforcement.  The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement or the transactions contemplated thereby) in accordance with its specified terms or otherwise breach such provisions.  The Parties acknowledge and agree (a) that the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, (b) that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the Parties would not have entered into this Agreement and (c) not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity.  The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13.14 shall not be required to provide any bond or other security in connection with any such injunction.  To the extent any Party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action, suit or proceeding to enforce specifically any provision that expressly survives termination of this Agreement), the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding (it being understood that this Section 13.14 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Debt Commitment Letter (including the expiration or termination provisions thereof)). Notwithstanding anything in this Agreement to the contrary, if the Company is granted specific performance in accordance with this Section 13.14, the Company is entitled to receive from Buyer the payment of  any fees, costs and expenses (including legal fees) incurred by the Company in connection with the Company’s pursuit of such grant of specific performance.

13.15.                          Non-Recourse.  Without limiting the rights of the Company under and to the extent provided in Section 13.14, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties hereto (and the Guarantor in accordance with the Guaranty) and then only with respect to the specific obligations set forth herein with respect to such Party, or with respect to the Guarantor, set forth in the Guaranty.  Without limiting the rights of the Company under and to the extent provided in Section 13.6, except to the extent a Person is a named Party to this Agreement (and the Guarantor in accordance with the Guaranty) (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement or, with respect to the Guarantor, set forth in the Guaranty), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named Party and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any Party under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

13.16.                          Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a)                                 Buyer acknowledges that Latham & Watkins LLP (“L&W”) has, on or prior to the Closing Date, represented one or more of the Holder Representative, one or more Holders, the Company, and the Company’s Subsidiaries and other Affiliates, and their respective officers, employees and directors (each such Person, other than the Company and its Subsidiaries, a “Designated Person”) in connection with this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a lawsuit, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions contemplated hereby) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a lawsuit, claim or dispute arising under this Agreement or such other agreements or in connection with such transactions contemplated hereby) and (y) in which Buyer or any of its Affiliates (including the Surviving Corporation and its Subsidiaries), on the one hand, and one or more Designated Persons, on the other hand, are in a dispute with each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that L&W will represent them in connection with such matters.  Accordingly, each of Buyer and the Surviving Corporation hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by L&W of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representations”) and (ii) agrees that, in the event that a Post-Closing Matter arises, L&W may represent one or more Designated Persons in a Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Buyer or any of its Affiliates (including the Surviving Corporation and its Subsidiaries), and even though L&W may (A) have represented the Company, its Subsidiaries or a Designated Person in a matter substantially related to such dispute or (B) be currently representing Buyer, the Company or any of their respective Affiliates in one or more matters unrelated to the Post-Closing Representations.  Without limiting the foregoing, each of Buyer and the Surviving Corporation (on behalf of itself and its Affiliates) consents to the disclosure by L&W to the Designated Persons of any information learned by L&W in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of the Surviving Corporation or any of its Subsidiaries and/or L&W’s duty of confidentiality as to the Surviving Corporation or any of its Subsidiaries and whether or not such disclosure is made before or after the Closing.

(b)                                 Each of Buyer and the Surviving Corporation (on behalf of itself and its Affiliates) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between L&W, on the one hand, and any Designated Person or the Company or any of its Subsidiaries (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by L&W, occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Buyer, the Surviving Corporation and their respective Affiliates, it being the intention of the Parties hereto that all rights to such Pre-Closing Privileges, and all rights to waiver or otherwise control such Pre-Closing Privileges, shall not be claimed or used by Buyer, the Surviving Corporation or their respective Affiliates, except as provided in the last sentence of this Section 13.16(b).  Furthermore, each of Buyer and the Surviving Corporation (on behalf of themselves and their respective Affiliates) acknowledges and agrees that any advice given solely to or communication solely with any of the Designated Persons shall not be subject to any joint privilege (whether or not the Surviving Corporation or one more of its Subsidiaries also received such advice or communication) and shall be owned solely by such Designated Persons post-Closing.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer or the Surviving Corporation or any of its Subsidiaries, on the one hand, and a third party other than a Designated Person, on the other hand, the Surviving Corporation shall (and shall cause its Affiliates to) assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of privileged materials to such third party; it being understood and agreed that such privilege may be waived only with the prior written consent of the Holder Representative.

(c)                                  Buyer, Merger Sub and the Surviving Corporation agree that the Pre-Closing Privilege shall survive the Closing, and absent the prior written consent of the Holder Representative, neither Buyer, Merger Sub nor the Surviving Corporation shall have a right of access to, or reliance upon, any books and records and other documents of the Company and its Subsidiaries containing any advice or communication that is covered by any Pre-Closing Privilege. The Designated Persons, Buyer, Merger Sub and the Surviving Corporation shall take such measures as are reasonably necessary to protect the confidentiality of any such materials and to maintain the Pre-Closing Privilege.  In no event shall Buyer, Merger Sub or the Surviving Corporation assert any waiver over any Pre-Closing Privilege due to the acquisition of any books and records of the Company or the transactions contemplated hereby.

The Holder Representative shall reasonably cooperate with the Surviving Corporation in connection with its defense against any third party claims.

(d)                                 Each of Buyer and Merger Sub hereby acknowledges (including on behalf of its Affiliates and the Surviving Corporation) that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than L&W.  This Section 13.16 shall be irrevocable, and no term of this Section 13.16 may be amended, waived or modified, without the prior written consent of the Holder Representative and L&W.

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IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

AMR HOLDCO, INC.

By:	/s/ Steve W. Ratton, Jr.
Name: Steve W. Ratton, Jr.
Title: Executive Vice President & Treasurer

RANCH MERGER SUB, INC.

By:	/s/ Steve W. Ratton, Jr.
Name: Steve W. Ratton, Jr.
Title: Executive Vice President & Treasurer

WP ROCKET HOLDINGS INC.

By:	/s/ Scott Bartos
Name: Scott Bartos
Title: President and CEO

FORTIS ADVISORS LLC, solely in its capacity as the initial Holder Representative hereunder

By:	/s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

[Signature Page to Merger Agreement]